UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

POSCO HOLDINGS INC. is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translated documents of POSCO HOLDINGS INC.’s 1Q Quarterly Report for the year 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: May 30, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President

Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2025 to March 31, 2025)

THIS IS AN ENGLISH TRANSLATION OF THE QUATERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2025 to March 31, 2025)

To:  Korean Financial Services Commission and Korea Exchange

/s/ Lee, Jootae
Lee, Jootae
President and Representative Director
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Han, Young-Ah
Han, Young-Ah
Head of IR office, Senior Vice President
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-054-220-0114

2

I. Overview

II. Business

III. Financial Statements

ø	Attachment: Independent auditors’ review reports on consolidated and separate financial statements

3

I. OVERVIEW

Company Overview part is omitted on the quarterly report. Please refer to our Annual Report(20-F) disclosed on April 30, 2025 or summarized version of Business Report on March 31, 2025.

SEC : EDGAR Entity Landing Page (sec.gov).

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into six segments:

Steel segment, Infrastructure (Trading segment), Infrastructure (Construction segment),

Infrastructure (Logistics and etc. segment), Energy Materials Segment, and Others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Business Segment	2025.1Q		2024		2023
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	14,962,590	449,869	62,200,920	1,636,808	63,538,698	2,556,779
Infrastructure (Trading)	10,560,769	261,458	42,903,253	1,113,710	42,943,752	1,133,512
Infrastructure (Construction)	1,888,200	16,382	9,829,578	64,804	10,267,503	197,352
Infrastructure (Logistics and etc.)	877,102	28,798	4,139,201	147,603	3,945,953	202,010
Energy Materials	929,808	-97,577	3,829,851	-277,472	4,821,886	-161,334
Others	686,503	573,438	2,111,150	1,600,212	1,562,214	1,106,332

Total	29,904,972	1,232,368	125,013,953	4,285,664	127,080,006	5,034,651

*	It is based on aggregated basis including internal transactions among affiliates.
*	Since POSCO Energy has been merged into POSCO International as of January 2023, the performance of POSCO Energy prior to the merger has been included into Infrastructure (Logistics and etc.).
*	The former ‘Secondary Battery Materials’ segment was renamed as ‘Energy Materials’ followed by internal reorganization in January 2025.

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2. Business Status of Segments

A. Steel

There are 85 consolidated companies in the steel segment, including POSCO and POSCO Steeleon, and overseas companies including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers.

∎ POSCO

(1) Summary of Business

POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Steelworks and Gwangyang Steelworks which is the largest steel mill in the world.

The steel industry is a key industry that has taken pivotal roles in the national economic development. Steel is used as a basic material in various manufacturing fields such as automobiles, shipbuilding, home appliances, and construction, and has a close connection with the front industry due to its characteristics.

Despite strong demand from emerging countries such as India, global crude steel production in the first quarter of 2025 has been decreased year-on-year due to the continued global tightening trend and sluggish demand in industries including China’s real estate market.

Global Crude Steel Production

		(Millions of Tons, %)
Crude Steel Production	2025.1Q	2024	2023
Global	469	1,839	1,850
Korea (Ratio)	16 (3.3%)	64 (3.5%)	67 (3.6%)

ø	Source: World Steel Association (www.worldsteel.org)

The steel industry is affected by the business cycle and the ups and downs of the demand industry.

Therefore, steel demand is not only related to trend of market economy, but also to situation of demand industries like shipbuilding, automobiles, home appliances, constructions and etc.

The steel industry is a capital and technology-intensive industry that requires enormous initial investments. Steel companies are focusing on reducing production costs and securing price competitiveness.

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POSCO aims to maintain its competitive edge in the domestic market by strengthening long-term partnerships with key and leading customers and responding to global protectionism based on comprehensive response systems such as marketing, R&D, technology services, and production. In addition, we are expanding steel processing centers to meet the needs of global front industries such as automobiles, shipbuilding, home appliances, and construction, while strengthening our global sales network by operating steel production bases Indonesia(upstream) and India(cold-rolling mills). And also we are continuously considering expanding overseas production capacity.

On production side, the company plans to actively respond to the expansion of the next-generation low-carbon market demand such as new mobility, low-carbon energy and smart infrastructure by developing high value-added World Top Premium products and upgrading the sales structure. Meanwhile, we aim to lead the global carbon neutrality trend by gradually achieving our 2050 carbon neutrality roadmap, including the construction of a test plant for HyREX (hydrogen-reduced steel) technology.

(2) Market Share

					(Millions of Tons, %)
Category	2025.1Q		2024		2023
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	16	100%	64	100%	67	100%
POSCO	9	56%	35	55%	36	53%
Others	7	44%	29	45%	31	47%

ø	Source: World Steel Association (www.worldsteel.org)

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 50% of total sales and export sales are around 50%, and by export region, the proportion of Southeast Asia, Japan and Europe is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

POSCO continues to strive to strengthen its competitiveness in the midst of rapidly changing business environments such as the transition to a low-carbon era, accelerating technological innovation, and strengthening ESG management. The company’s competitive advantages include followings:

First, POSCO is promoting great transformation from current steelmaking process to a low-carbon process.

Second, POSCO will upgrade low-carbon product portfolio. We will proactively respond to the growing demand for low-carbon products and lead the high value-added market with the best innovative products. In order to contribute to the decarbonization of customers and society, we are expanding our low-carbon product lineup. And from 2026, we plan to produce high value-added products that reduce carbon emissions using a newly established electric furnace.

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Third, POSCO implement ‘Intelligent Factory’ through digital transformation. Since 2017, the company has been gradually implementing Smart Factories that optimize, automate, and intelligentize facilities by using innovative digital technologies such as IoT, Big Data, and AI and Digital Twin models. Through deep learning that extracts optimal results by converting major variables that determine the state of the furnace into big data, Pohang Steelworks’ furnace #2 has been turned into an AI furnace.

Lastly, POSCO will realize a safe workplace without accidents and continue to strengthen ESG management. Safety is the highest value and corporate culture pursued by the company, and we are upgrading our safety system so that the company’s safety culture can leap to the highest level in the world. We are promoting the development of smart safety solutions using AI and IoT, and discovering potential risks in the field, strengthening safety activities that comply with standards.

POSCO, As an unlisted company, has no obligation to establish special committee under the board of directors, but it has not only established an ESG committee to strengthen its external communication with interested parties but also established an audit committee to support ESG governance.

∎ POSCO STEELEON

POSCO Steeleon provides differentiated value through technology development and new market development with design/solution provision in both domestic and overseas surface treatment steel market.

The surface-treated steel market is divided into a general-purpose material and a high-end material market, and the general-purpose material market is highly competitive due to technological leveling and the influx of low-priced goods from China. On the other hand, we believe that the high-end material market can not only create high added value but also grow in terms of market size.

Though there are oversupply of domestic and foreign steel products and sluggish demand industries, POSCO Steeleon is striving to secure a stable profit base and expand market share by improving the competitiveness of high valued-added products such as aluminum coated sheets, high corrosion resistance galvanized steel sheets, Print/Lami color steel sheets and etc.

POSCO Steeleon is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development based on customers. In addition, POSCO Steeleon is preparing to expand its overseas business by securing a bridgehead in Southeast Asia, where rapid growth is expected through the operation of color steel sheet production line (50,000 tons) and coated steel sheet production line(20,000 ton) in Yangon, Myanmar.

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∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers which is needed to remove oversaturated oxygen in steelmaking process. In case of steel products packaging, POSCO M-TECH continuously develops packaging machines and materials. The cost competitiveness of its steel packaging business has strengthened by reducing packaging materials and developing technology to improve packaging quality. The steel packaging business has enhanced cost competitiveness by reducing packaging materials and improving packaging quality, while the packaging equipment business has focused on developing automation equipment for packaging.

Business Areas

Business Areas	Major Goods and Services	Major Customer
Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel Packaging Engineering, Mechanical Equipment and etc.
Consignment operation business	Ferromanangan factory and etc.

(2) Market Share

					(Tons)
Category	2025.1Q		2024		2023
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	8,870	41.7%	38,284	44.3%	31,984	44.7%
PJ Metal	12,397	58.3%	48,231	55.7%	39,600	55.3%
Total	21,267	100.0%	86,515	100.0%	71,584	100.0%

ø	It is difficult to calculate exact market share of Aluminum deoxidizers as total production and sales volume of the domestic market are not counted.

B. Infrastructure [Trading segment]

There are 39 subsidiaries in trading segment including POSCO International.

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∎ POSCO INTERNATIONAL

(1) Summary of Business

POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and investment(food resources, motor core for EV, mineral resource development and etc).

[Global Business Sector]

•

Trading business : POSCO International has not only been securing stable supply line in steel business but also been actively developing and expanding new businesses such as secondary battery materials, agro-commodities, bio and energy based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks.

•

Motor core business: Together with POSCO Mobility Solution which is a subsidiary of POSCO International, POSCO International started engaging into motor core business for EV. It is expected to expand motor core production to 7.5 million by 2030.

•

Palm farm in Indonesia: POSCO International is developing a palm plantation in Indonesia and gradually expanding sales by establishing a local palm oil production system. In December 2022, another CPO (Crude Palm Oil) mill, enabling the production of approximately 250,000 tons of CPO annually is newly established, and the company is pursuing palm farming through RSPO certification.

•

Myanmar hotel business : POSCO INTERNATIONAL AMARA Co., Ltd., located in Yangon, Myanmar, owns the Lotte Hotel Yangon in Myanmar. The Lotte Hotel Yangon currently consists of 343 hotel rooms and 315 residences for long-term stay guests. Since its opening in September 2017, the hotel has been in operation under a 10-year hotel management contract with Hotel Lotte.

[Energy Sector]

The company has classified its business units into the energy sector, including the Gas Business Unit, Energy Business Unit, and domestic and overseas investment corporations related to power generation such as SENEX Energy.

•

Myanmar Gas Field business : From February 2021, as part of the third phase of the development project, the construction of the gas boosting platform EPCIC for the production of low-pressure gas in the reservoir. After completion in April 2024, the company has been producing gas through new facilities since May 2024. Additionally, the forth phase of the development project, which is necessary to secure additional reserves and maintain the current level of gas production, commenced main construction in July 2024 and plans to start gas production in 2027.

•

LNG Business : The company began LNG trading in 2017 based on Its expertise in developing international energy sources, specialty in trading, and the LNG demand of POSCO Group. In 2023, POSCO international merged with POSCO Energy and obtained an additional value chain across all aspects of the LNG business, from LNG import terminals to generation.

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•

Onshore gas business in Australia : To execute the group’s carbon neutrality and hydrogen business strategies in a timely manner and expand its existing energy business centered in Myanmar, the company has acquired Senex Energy Limited in Australia. Senex Energy Limited is an energy company located in Brisbane on the east coast of Australia, producing gas from onshore oil and gas fields in eastern Australia for domestic and overseas customers. Considering strong international oil prices and a domestic gas supply shortage in eastern Australia, the company has launched additional development projects with a targeted three-fold increase in gas production by 2025.

•

Indonesia By-Product Gas Power Business: The company completed the construction of Southeast Asia’s first-ever by-product gas power plant in Indonesia in early 2014, which has been in operation since. The by-product gas power plant has a facility capacity of 200 MW and utilizes the by-product gas generated from POSCO Indonesia’s integrated steel mill as fuel to produce electricity enough to power approximately 600,000 households.

•

Domestic Onshore Wind Power Business: In January 2015, the Sinan Green Energy acquired a business permit to run an onshore wind farm in Jaeun-myeon, Sinan-gun, Jeollanam-do, and we have been actively running the 20 onshore wind power generator since its completion in 2019. With a generation capacity of 62.7 MW, this onshore wind power complex produces approximately 120,000 MWh of clean energy annually, which has an effect equivalent to reducing annual emissions of carbon dioxide by about 49,000 tons.

(2) Market Share

		(Millions of US Dollars)
Category	2025.1Q	2024.1Q	Growth Rate
All Trading Companies in Korea	159,837	163,305	-2.1%
POSCO International Corp.	2,033	2,166	-6.1%

ø	Source: Korea International Trade Association (www.kita.net)

B. Infrastructure [Construction segment]

∎ POSCO E&C

[Plant Business Sector]

POSCO E&C has established a unique position in the domestic steel plant sector through extensive experience in supplying and constructing equipment for integrated steel mills and auxiliary facilities. The company has expanded into global markets such as India, Brazil, and Indonesia, enhancing our reputation as a global player. Recently, the company has focused on low-carbon steel technologies and water electrolysis projects. In power generation, we were the first domestic construction company to enter the South American market in 2006, building coal-fired and gas combined cycle power plants in Chile, Peru, and Panama. The company is also expanding our involvement in nuclear power projects, including large-scale plants and national projects like i-SMR. Additionally, the company has numerous achievements in secondary battery raw materials and materials, constructing plants in Pohang, Gwangyang, and Sejong, and building a lithium plant in Argentina.

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[Infrastructure Business Sector]

The infrastructure business segment is continuously expanding its business scale based on numerous achievements in the fields of roads, railways, bridges, airports, ports, water treatment, and waste management. The company is undertaking significant domestic private investment projects such as the Seoul Metropolitan Railway (GTX) -B line. The company has successfully expanded overseas to South America, Southeast Asia and Poland and is continuing to secure consecutive contracts. The company plans to expand our experience in road tunneling projects and offshore wind projects.

[Construction Business Sector]

POSCO E&C has the top class construction capabilities, product development capabilities, and commercialization capabilities in the field of high-rise buildings and large-scale new city development. Representatively, the company is leading the Songdo International Business City Development Project and have successfully completed high-rise/supersize landmark projects such as POSCO Tower Songdo, Busan Haeundae LCT, and Yeouido Park One. Additionally, in the fields of urban redevelopment/reconstruction and remodeling, POSCO E&C has achieved the highest number of orders in the industry, earning recognition for its brand value from consumers and successfully executing numerous projects. In light of the upcoming super-aged society, the company plans to diversify its portfolio by continuously expanding into new business, such as senior residences.

B. Infrastructure [Logistics and etc. segment]

There are 14 subsidiaries of logistics and etc. segment including POSCO Flow and POSCO DX.

∎ POSCO DX

POSCO DX has both IT and OT technologies and has secured competitiveness in its manufacturing-based business on the convergence of IT and OT technologies. When domestic ICT market size is estimated to be KRW 41.2 trillion, POSCO DX is expected to take about 3.5% of domestic ICT market share (ICT market for local corporates only). POSCO DX will continue to adopt POSCO Group’s capabilities in digital transformation, logistics automation, and industrial robot system engineering businesses to create new success stories for sustainable growth even in business environments lots of uncertainties. Based on POSCO Group’s One IT strategy, POSCO DX is expecting to add value by developing IT infrastructure and strengthening the competitiveness of Smart Factory business.

The experiences in the establishment and operation of the POSCO’s Smart Factory based on PosFrame, a self-developed AI-based platform, Incheon Airport BHS (Baggage Handling System), and Hanjin Express Mega Hub Logistics Center, led the company to have a strength in the area of continuous and automation process.

In addition, the company has established the Fulfillment Center and Hub Center within POSCO steelworks, which is the first fulfillment logistics system in the domestic manufacturing industry.

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C. Energy Materials

Energy Materials segment includes businesses related to EV battery materials, such as lithium, nickel, cathode material, anode material, and recycling, and there are a total of 16 subsidiaries, including POSCO Future M and POSCO Argentina.

∎ POSCO Future M

[Basic industrial materials business]

•

Refractory production : Refractories maintain their chemical properties and strength even at high temperatures making them indispensable materials for industrial facilities including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO Future M produces and maintains refractories. In order to keep price competitiveness in the domestic market, the company has expanded its business to China.

•

Lime business : In the quicklime & chemical business, POSCO Future M is currently doing consignment operation of cokes plants where purify coke oven gas (COG) in Pohang and Gwangyang. With the chemical products generated in during the purification process, POSCO Future M operates cokes business.

[Energy material business]

In order to advance as an energy materials company, POSCO Future M acquired the anode materials division of LS Mtron in August 2010 and merged with the cathode materials company POSCO ESM in April 2019. POSCO Future M produces both anode active materials (anode materials) and cathode active materials (cathode materials), which are high-value-added materials in the secondary battery value chain.

Our company has established a full battery materials value chain from raw materials to materials and battery recycling at the POSCO Group level. We are the only company in the country to produce graphite-based anode materials, which are considered the most difficult to decouple from China and therefore, we expect to increase the sales to global automakers and battery companies in the future.

However, if the production of raw materials such as lithium, nickel, and graphite within the POSCO Group is reduced or delayed than preplanned schedule, we may not be able to meet ‘Rules of Origin’ and therefore the benefits might decrease.

D. Others

In Others segment, there are 15 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDINGS is focusing on investment in new growth businesses and opportunities.

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3. Key Products

A. Sales of Key Products (2025.1Q)

			(In hundred millions of KRW, %)
Business Segment	Item / Business Sector	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	31,280	20.2%
	Cold-rolled Product (CR)	Automobile, Home appliances, etc.	48,595	32.8%
	Stainless Steel Products	Tableware, pipes, etc.	25,604	16.9%
	Others	Plates, Wire rods, etc.	44,147	30.2%
	Gross Sum		149,626	100.0%
	Deduction of Internal Trade		-55,774
	Sub Total		93,852
Infra- structure	Trading	Steel, Metal	80,541	57.3%
		Chemical, Strategic Item, Energy	14,856	10.7%
		Others	10,158	7.5%
	Construction	Architecture (Domestic)	10,643	8.7%
		Plant (Domestic)	3,373	3.7%
		Civil Engineering (Domestic)	1,791	1.8%
		Others (Domestic)	440	0.5%
		Overseas Construction	1,565	1.5%
		Owned Construction	348	0.4%
		Others	722	0.6%
	Logistics and etc.	Others	8,824	7.3%
	Gross Sum		133,261	100.00%
	Deduction of Internal Trade		-59,039
	Sub Total		74,222
Energy Materials	Gross Sum		9,298	100.00%
	Deduction of Internal Trade		-3,086
	Sub Total		6,212
Others	Gross Sum		6,865	100.00%
	Deduction of Internal Trade		-6,783
	Sub Total		82
	Total Sum		174,368

*	The former ‘Secondary Battery Materials’ segment was renamed as ‘Energy Materials’ followed by internal reorganization in January 2025.

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B. Price Movement Trends of Key Products

		(In thousands of KRW/Tons, KRW/kWh)

Business Segment	Products	2025.1Q	2024	2023
Steel	Hot-rolled Product (HR)	862	910	967
	Cold-rolled Product (CR)	1,101	1,144	1,157
Infrastructure (Trading)	Electric Power	149	160	205
Energy Materials	Refractory	1,089	1,001	991
	Lime	162	142	147

*

Construction and Logistics and etc. segments of Infrastructure are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

[Steel]

(1) Criteria for Calculation

a) Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

In the 1st quarter of 2025, amid prolonged sluggishness in demand industries caused by global tightening trends and ongoing geopolitical risks combined with tariff policy, global prices have shown a downward trend.

[Infrastructure (Trading Segment)]

(1) Criteria for Calculation

a) Subjects for Calculation: Price of electric power

b) Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Factors of Price Changes

- Power : Korea Gas Corporation cost, etc.

* The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Green materials and Energy]

(1) Criteria for Calculation

a) Subjects for Calculation: Unit price of refractory and quicklime

b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

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(2) Factors of Price Changes

a) Price of refractories : Affected by business condition of the front industry and raw material cost.

b) Quicklime price : Mainly influenced by utility unit price and raw materials cost.

C) Raw materials for energy materials : Subject to price fluctuations depending on the international supply of mineral resources.

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4. Major Raw Materials

A. Current Status of Major Raw Materials

					(In hundred millions of KRW)
Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount	Portion (%)
Steel		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	37,070	61.4%
			Sub-materials	Sub-materials for Iron-making, Steelmaking	13,592	22.5%
			Stainless Steel Materials	Key Materials for STS Production	9,686	16.1%
Infra- structure	Trading	Raw Materials	LNG	Material for Power Generation	3,571	100.0%
	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	613	21.0%
			Steel Reinforcement	Strengthening Concrete	442	15.2%
			Cable	Electricity Transfer	31	1.1%
			Steel Pile	Foundation of Structure	—	—
			Others	Construction of Pipe and Structure etc.	1,830	62.7%
	Logistics and etc.	Raw Materials	Others	For other use	1,706	100.0%
Energy Materials		Raw Materials	NCM and etc.	Production of cathode materials	3,098	82.5%
			Graphite and etc.	Production of anode materials	130	3.5%
			Limestone and etc.	Production of Lime	287	7.6%
			Others	Production of refractory	240	6.4%

*	Amount: CIF + customs duties + stevedoring fees + other incidental expenses

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B. Price Movement Trends of Major Raw Materials

			(In thousands of KRW)
Business Segment		Category	2025.1Q	2024	2023
Steel		Iron Ore(per ton)	139	135	145
		Coal(per ton)	268	329	387
		Scrap Iron(per ton)	496	505	526
		Nickel(per ton)	22,597	22,934	28,043
Infrastructure	Trading	LNG (per ton)	1,089	1,058	1,428
	Construction	Ready-mixed Concrete (per m3)	88	90	85
		Steel Pile (per m)	181	181	165
		Steel Reinforcement (per kg)	0.9	0.9	0.9
		Cable (per m)	1.0	1.0	0.9
Secondary Battery Materials		Refractory (per ton)	667	443	334
		Limestone (per ton)	25	25	24

*

Infrastructure (Logistics and etc. segment) and Others segment are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage.

[Steel]

(1) Iron Ore : u Iron ore prices rose 2% quarter-on-quarter to U$96/ton in the first quarter of 2025, due to the China’s stockpiling activities and cyclone occurrence in Western A stralia.

						(In US Dollars/ Tons)
’25.1Q	’24.4Q	’24.3Q	’24.2Q	’24.1Q	’23.4Q	’23.3Q	‘23.2Q	‘23.1Q
96	94	89	101	113	117	106	102	118

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(2) Coal : The coal prices fell 9% quarter-on-quarter to U$185/ton in the first quarter of 2025 as China’s imposition of retaliatory tariffs on the United States led to an increased influx of American coal into the market, and demand remained low due to the prolonged global steel market downturn.

						(In US Dollars/ Tons)
’25.1Q	’24.4Q	’24.3Q	’24.2Q	’24.1Q	’23.4Q	’23.3Q	‘23.2Q	‘23.1Q
185	203	211	242	308	334	264	243	344

(3) Scrap : Iron scrap prices dropped by 2% quarter-on-quarter to U$342/ton in the first quarter of 2025 as demand remained low due to the prolonged global steel market downturn.

						(In US Dollars/ Tons)
’25.1Q	’24.4Q	’24.3Q	’24.2Q	’24.1Q	’23.4Q	’23.3Q	‘23.2Q	‘23.1Q
342	350	364	376	392	385	385	403	438

(4) Nickel : Nickel prices fell 3% quarter-on-quarter to U$15,571/ton in the first quarter of 2025 due to the global economic slowdown and weakened investment sentiment caused by the contraction in demand for nickel used in secondary batteries following new term of President Trump and outbreak of Global Tariff War between the US and China.

						(In US Dollars/lb, US Dollars/Tons)
’25.1Q	’24.4Q	’24.3Q	’24.2Q	’24.1Q	’23.4Q	’23.3Q	‘23.2Q	‘23.1Q
7.06	7.27	7.37	8.35	7.53	7.83	9.23	10.12	11.79
15,571	16,038	16,259	18,415	16,589	17,247	20,344	22,308	25,983

*	LME : London Metal Exchange

[Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes
Trading	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)
Construction	Ready-mixed Concrete	Standard 25-210-15	Increase the negotiation price in the metropolitan area (effective from March 1, 2025)
	Steel Pile	SPIRAL,609.6,12T,STP275,KS F 4602,STEEL PILE	—
	Steel Reinforcement	SD400 10mm	Decrease the price of raw materials (scrap)

	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	Increase the price of raw materials (electric copper)

19

[Energy Materials]

(1)	Criteria for Calculation

•	Refractory and lime: Purchase prices including freight costs

(2)	Factors of Price Changes

a)	Refractory raw materials : Price fluctuations and compositional costs of raw materials in China
b)	Limestone : Raw material price fluctuation is not extreme and it varies slightly depending on the freight cost
c)	Energy materials : Price trends are not disclosed considering concerns about information leakage

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

			(Thousands of Tons)
Business Area	Products	2025.1Q	2024	2023
Steel	Crude Steel	9,816	40,461	40,680

∎ POSCO STEELEON

				(Thousands of Tons)
Business Area	Products	Plant	2025.1Q	2024	2023
Steel	Galvanized / Color- coated Steel	Pohang	247	960	960
		Myanmar	17	70	70
Total			264	1,030	1,030

∎ POSCO M-TECH

				(Tons)
Business Area	Products	2025.1Q	2024	2023
Raw materials for steel production	Deoxidizer	10,620	39,058	39,294

20

[Infrastructure(Trading)]

∎ POSCO INTERNATIONAL

					(MW)
Business Area	Products		2025.1Q	2024	2023
Power Generation	Electric Power	Incheon	3,412	3,412	3,412

[Energy Materials]

∎ POSCO FUTURE M

					(Tons)
Business Area	Products	Place of Business	2025.1Q	2024	2023
Refractory	Brick and etc.	Pohang	28,741	116,560	116,560
LIME	Quicklime	Pohang	270,000	1,095,000	1,095,000
		Gwangyang	270,000	1,095,000	1,095,000
Total			568,741	2,306,560	2,306,560

*	In the case of the secondary battery material business, detailed notation was omitted in consideration of technology and information leakage concerns.

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production			(Thousands of Tons)
Products		2025.1Q	2024	2023
Crude Steel		9,645	39,281	39,941
Products	Hot-Rolled Steel	2,676	10,172	10,660
	Plate	1,541	6,636	6,602
	Wire Rod	427	2,131	2,325
	Pickled-Oiled Steel	699	2,713	2,780
	Cold-Rolled Products	1,843	7,498	7,133
	Coated Steel	1,745	7,543	7,299
	Electrical Steel	257	998	828
	Stainless Steel	749	3,333	3,104
	Others	381	1,698	1,795
	Total	10,318	42,720	42,528

*	The amount of products is the aggregate amount of POSCO’s production and production of POSCO’s subsidiaries, which may include interested parties’ transactions.

21

(2) Capacity Utilization Rate			(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	9,816	8,651	88.1%
	PT. Krakatau POSCO	709	695	98.1%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	275	172	62.5%
	POSCO Yamato Vina Steel Joint Stock Company	138	127	92.0%
	Total	10,938	9,645	88.2%

[Infrastructure (Trading)]

Since it is difficult to measure production result and operating rates of Infrastructure (Construction), and Infrastructure (Logistics and etc.) segments considering the nature of the business, they are omitted in this part.

∎ POSCO INTERNATIONAL

(1) Production Result

				(GWh)
Business Area	Products	2025.1Q	2024	2023
Power Generation	Electric Power (Incheon Power Plant)	2,490	12,193	11,213

(2) Capacity Utilization Rate

				(Hour, %)
Business Area	Production Base	2025.1Q Capacity	2025.1Q Production	Utilization Rate
Power Generation	Incheon Power Plant	2,160	1,144	52.96%

[Energy Materials]

∎ POSCO FUTURE M

(1) Production Result

					(Tons)
Business Area	Products	Place of Business	2025.1Q	2024	2023
Refractory	Brick and etc.	Pohang	21,504	80,191	77,437
LIME	Quicklime	Pohang	274,559	1,055,911	1,110,594
		Gwangyang	303,264	1,216,072	1,243,040
Total			599,327	2,352,174	2,431,071

22

*	Coke oven gas(COG) facility is a simple consignment operation for POSCO facilities, so production performance is Omitted.
*	In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage.

(2) Capacity Utilization Rate

			(Tons, %)
Business Area	Capacity	Production	Utilization Rate
Refractory Factory	28,741	21,504	75%
Quicklime Factory (Pohang)	270,000	274,559	102%
Quicklime Factory (Gwangyang)	270,000	303,264	112%
Total	568,741	599,327	—

*	Coke oven gas(COG) facility is a simple consignment operation for POSCO facilities, so production performance is Omitted
*	In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage.

C. Production Facilities

(1) The current status of production facilities

[Land]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,957,023	18,018	—	—	1,975,041
Infrastructure	Trading	514,978	—	-720	—	514,258
	Construction	348,243	104	—	—	348,347
	Logistics and etc.	111,653	227	—	—	111,640
Energy Materials		217,586	31,903	—	—	249,489
Others		186,392	590	—	—	186,982

23

[Buildings]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		3,002,051	470,759	-27,962	-68,999	3,375,849
Infrastructure	Trading	574,270	603	-5,180	-3,122	566,571
	Construction	85,969	4,590	—	-5,598	84,961
	Logistics and etc.	104,483	8,076	—	-5,700	106,859
Energy Materials		1,397,132	40,379	-49,130	-14,028	1,374,353
Others		117,064	2,313	-12,952	-441	105,984

[Structures]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,796,242	89,516	-5,243	-68,625	2,811,890
Infrastructure	Trading	601,835	35,383	-1	-7,587	629,630
	Construction	47,043	—	-27	-1,753	45,263
	Logistics and etc.	88,603	6,561	-4,772	-3,963	86,429
Energy Materials		312,117	6,445	-7,549	-3,190	307,826
Others		14,684	204	-432	-61	14,395

[Machinery]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		14,544,015	807,069	-63,239	-556,637	14,731,208
Infrastructure	Trading	1,163,227	2,151	-7,891	-19,428	1,138,059
	Construction	6,921	83	-40	-425	6,539
	Logistics and etc.	239,947	29,847	-1,417	-37,440	230,937
Energy Materials		2,336,689	174,273	-170,726	-59,892	2,280,344
Others		20,878	180	-16,931	-1,066	3,061

[Vehicles]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		56,789	8,126	-3,313	-7,578	54,024
Infrastructure	Trading	12,534	1,919	-1,304	-682	12,467
	Construction	5,655	315	-297	-489	5,184
	Logistics and etc.	989	1,411	-1,388	-62	950
Energy Materials		13,963	1,139	-1,175	-1,067	12,860
Others		45	—	-2	-3	40

24

[Tools and Fixtures]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		67,073	5,038	-1,642	-6,836	63,633
Infrastructure	Trading	22,310	2,787	-1,190	-2,837	21,070
	Construction	1,432	601	-448	-156	1,429
	Logistics and etc.	6,328	89	-34	-536	5,847
Energy Materials		37,326	10,540	-10,303	-3,175	34,388
Others		32	—	-1,414	—	-1,382

[Equipment]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		100,089	44,643	-4,665	-9,790	130,277
Infrastructure	Trading	24,966	3,580	-915	-2,696	24,935
	Construction	8,457	1,384	-1,237	-881	7,723
	Logistics and etc.	12,137	6,397	-978	-1,915	15,641
Energy Materials		40,920	4,020	-1,531	-2,134	41,275
Others		13,464	27	-772	-331	12,388

[Financial Lease Assets]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		184,109	24,443	-20,043	-17,600	170,909
Infrastructure	Trading	375,702	38,840	-22,603	-13,165	378,774
	Construction	29,826	82,584	-47,774	-7,945	56,691
	Logistics and etc.	258,550	3,939	-655	-2,018	259,816
Energy Materials		102,998	6,594	-127	-5,568	103,897
Others		19,448	852	-5,588	-819	13,893

[Biological Assets]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		—	—	—	—	—
Infrastructure	Trading	139,451	—	-3,887	-2,477	133,087
	Construction	—	—	—	—	—
	Logistics and etc.	—	—	—	—	—
Energy Materials		—	—	—	—	—
Others		—	—	—	—	—

25

[Assets under Construction]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,250,595	600,499	-1,444,922	-1	1,406,171
Infrastructure	Trading	573,964	117,201	-32,749	—	658,416
	Construction	11,373	303	-1,941	—	9,735
	Logistics and etc.	363,080	79,783	-1	—	442,862
Energy Materials		4,031,453	625,855	-188,516	—	4,468,792
Others		292,725	1,195	—	—	293,920

(2) New Facility Establishment, Purchase, Etc.

a) Investments under Construction

•	The total duration and investment amount of individual projects with a total investment exceeding 100 billion KRW in each project were aggregated.

[Steel]				(In hundred millions of KRW)
	Date	Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	October 2020 ~ September 2029	The sealing of raw material yards for both Pohang and Gwangyang Works	50,255	21,490	28,765

[Infrastructure]				(In hundred millions of KRW)
	Date	Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	June 2023 ~ May 2027	Gwangyang LNG terminal, etc.	8,733	4,069	4,664

26

[Energy Materials]				(In hundred millions of KRW)
Date		Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	March 2020 ~ May 2027	Cathode/Anode material factory, lithium commercialization plant, etc.	94,032	68,119	25,913

6. Product Sales

[Steel]

			(In hundred millions of KRW)
Items		2025.1Q	2024	2023
Domestic	Hot-Rolled Products	12,916	52,703	58,730
	Cold-Rolled Products	11,446	51,263	52,754
	Stainless Steel	7,197	29,493	30,313
	Others	21,745	95,180	106,558
Overseas	Hot-Rolled Products	18,365	72,818	75,979
	Cold-Rolled Products	37,150	152,461	142,160
	Stainless Steel	18,407	75,395	76,521
	Others	22,400	92,696	92,373
Total	Gross Sum	149,626	622,009	635,387
	Internal Transaction	-55,774	-230,968	-231,454
	Total	93,852	391,041	403,933

[Infrastructure]

				(In hundred millions of KRW)
Business Area	Items		2025.1Q	2024	2023
Trading	Domestic Trading	Merchandise	11,176	45,670	54,327
		Product	6,899	32,545	39,121
		Others	243	1,412	1,366
	Overseas Trading	Merchandise	30,417	118,643	121,136
		Product	368	3,881	3,375
		Others	15	144	48
	Trades among the 3 countries		56,489	226,736	210,065
Construction	Domestic Construction	Building	10,643	49,469	41,251
		Plant	3,373	21,275	23,371
		Civil Engineering	1,791	10,210	11,658
		Others	440	2,724	2,096
	Overseas		1,565	8,719	14,975
	Own Construction		1,070	5,899	9,325
Logistics and etc.	Others		8,772	41,393	42,014
Total	Gross Sum		133,261	568,720	571,572
	Deduction of Internal Transaction		-59,039	-261,735	-243,520
	Total		74,222	306,985	328,052

27

[Energy Materials]

		(In hundred millions of KRW)
Items	2025.1Q	2024	2023
Gross Sum	9,298	38,299	48,219
Deduction of Internal Transaction	-3,086	-10,174	-10,059
Total	6,212	28,125	38,160

[Others]

	(In hundred millions of KRW)
Items	2025.1Q	2024	2023
Gross Sum	6,865	21,112	15,622
Deduction of Internal Transaction	-6,783	-20,381	-14,495
Total	82	730	1,127

*	Domestic and overseas categorized by the sales area.
*	Sales of POSCO International’s foreign branches are included in ‘trade among the 3 countries’ under Infrastructure (Trading) Segment.

7. Derivatives

POSCO HOLDINGS use forward exchange contracts and currency swap contracts to hedge against the exchange rate risk for foreign currency loans. However those derivative contracts were transferred to POSCO followed by vertical spin-off on March, 2022. As of the 1st quarter of 2025, POSCO Holdings has no derivative contracts.

28

8. Significant Contracts

[Price Movement Trend of Major Raw Materials]

(1)	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2024)

a)	Contract Counterparty: POSCO

b)	Transaction amount: KRW 0.6588 trillion

c)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d)	Contract period: December 2024

e)	Payment method: Cash payment

f)

Company subject to transfer: POSCO Maharashtra Steel Private Limited, POSCO India Processing Center Private Limited, POSCO India Pune Processing Center Private Limited, POSCO ASSAN TST STEEL INDUSTRY Inc

(2)	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2023)

a)	Contract Counterparty: POSCO

b)	Transaction amount: KRW 1.1320 trillion

c)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d)	Contract period: August 18, 2023 ~ September 25, 2023

e)	Payment method: Cash payment

f)	Company subject to transfer: PT.KP, P-Mexico, P-IJPC, P-MVWPC (4 overseas companies)

*	The above contract amount is the amount applied to the exchange rate based on July 31, 2023, and overseas assets are traded by applying the exchange rate on the day of the transaction.

(3)	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2022)

a)	Contract Counterparty: POSCO

b)	Transaction amount: KRW 1.1377 trillion

c)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d)	Contract period: November 18, 2022 ~ March 31, 2023

e)	Payment method: Cash payment

f)

Company subject to transfer: POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, POSCO Thainox Public Company Limited, POSCO COATED STEEL (THAILAND) CO., and etc. (32 domestic companies, 25 overseas companies)

*	The above contract amount is the amount applied to the exchange rate based on November 3, 2022, and overseas assets are traded by applying the exchange rate on the day of the transaction.

29

(4)	Sales contract of CSP shares

a)	Contract Counterparty: ArcelorMittal Brazil

b)	Purpose: Improving asset efficiency through the sales of non-core assets with no management right

c)	Contract period: July 28, 2022 (transaction completed on March 10, 2023)

d)

Transaction amount and payment method: ArcelorMittal Brazil acquired shares in shareholder companies free of charge on the condition that ArcelorMittal Brazil succeed CSP’s debts. In addition, the shareholder companies will additionally pay US$102 million.

*	POSCO HOLDNGS paid US$20.4 million equivalent to a 20 percent stake

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	September 2020

1)  Investment amount: KRW 365,786,302,000

2)  Development period: September 1, 2019 ~ December 31, 2024

3)  Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4)  Other Information

•  Location: North-west offshore, Myanmar

•  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

•  In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “ (2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

•  Participation rate of each company in gas production and offshore pipeline transportation business

•  POSCO International Corporation : 51.0%

•  ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•  MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•  GAIL (India) Limited : 8.5%

•  KOGAS(Korea Gas Corporation): 8.5%

•  Investment size of USD 315,170 thousand, applying the exchange rate of

1USD=1,160.60 KRW, which is the date of the BOD resolution.

•  Detailed information and future timeline on this resource development investment is subject to change.

ø  POSCO International disclosure date : September 22, 2020

(Decision on natural resources investment)

30

Investment on the 4th stage development of A-1 / A-3 block in Myanmar gas field	June 2024

1)  Investment amount: KRW 926,302,200,195

2)  Development period: July 1, 2024 ~ June 30, 2027

3)  Future Plan : POSCO International plans to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field. Furthermore, it will install processing facilities on subsea pipelines and existing platform.

4)  Other Information

•  Location: North-west offshore, Myanmar

•  This investment is the 4th stage of development of the existing Myanmar gas field development. The purpose of investment is to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field and to install processing facilities on subsea pipelines and existing platform.

•  With its commencement of development in July 2024, the gas production expected to begin in the third quarter of 2027.

•  Participation rate of each company in gas production and offshore pipeline transportation business

•  POSCO International Corporation : 51.0%

•  KOGAS(Korea Gas Corporation): 8.5%

•  ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•  MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•  GAIL (India) Limited : 8.5%

•  Investment size of USD 667 million, applying the exchange rate of June 25, 2024

(1USD=1,387.50 KRW).

•  Detailed information and future timeline on this resource development investment is subject to change.

ø  POSCO International disclosure date : June 27, 2024

(Decision on natural resources investment)

Decision to acquire shares of Senex Energy (Australia)	December 2021

1)  Purpose : Production and Development of land gas field in eastern Australia

2)  Method : Cash acquisition

3)  Resolution date of Board of Directors : December 10, 2021

4)  Acquisition amount : KRW 371,077,996,186

5)  Number of shares acquired : 96,178,946Shares

6)  Date of acquisition : April 1, 2022

7)  equity structure (after acquisition of shares) :

•  POSCO International : 50.1%

•  Hancock Energy (Australia) : 49.9%

ø  POSCO International disclosure date :

March 31, 2022 (Decision on Acquisition of Shares or Investment Certificates of Other Corporations)

31

Decision on Merger of POSCO Energy	August 2022

1)  Purpose : The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2)  Method of Merger : POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

3)  Date of board resolution (decision Date) : August 12, 2022

4)  Date of General Shareholders Meeting for merger approval : November 4, 2022

5)  Merger ratio : POSCO International : POSCO Energy = 1 : 1.1626920

6)  Record date of merger : January 1, 2023

7)  Scheduled date of merger registration : January 2, 2023

ø  POSCO International disclosure date : January 2, 2023

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Segment	Company	Organization

Steel	POSCO	Steel Technology Strategy Office
Technical Research Laboratories
Steel Product R&D Center
Process R&D Center
Automotive Steel R&D Center
Low-Carbon Process R&D Center
Steel Solution R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO STEELEON	Product Technology Development Office
	POSCO M-TECH	Automation R&D Center
Pohang Steel Business Office

Infrastructure	POSCO MOBILITY SOLUTION	STS Business Office R&D Group
Core Business Office Product Process Development Group
Core Business Office Mold Research Group
	POSCO Eco & Challenge	R&D Center
	POSCO A&C	Design Business Office
	POSCO DX	Technology Laboratories

Energy Materials	POSCO Future M	Technology Laboratories
Others	POSCO HOLDINGS INC.	Group Technology Strategy Office, New Experience of Technology Hub
AI & Robotics Convergence R&D Laboratories, New Experience of Technology Hub
Energy Materials R&D Laboratories New Experience of Technology Hub
Australian Critical Minerals R&D Laboratories New Experience of Technology Hub
Hydrogen and Low-Carbon Energy R&D Laboratories, New Experience of Technology Hub

32

B. R&D Expenses in 2025.1Q	(In millions of KRW)
Category	Business Segment
	Steel	Infrastructure			Energy Materials	Others	Total
		Trading	Construction	Logistics and etc.
Selling and Administrative Cost	3,682	532	1,749	2,439	9,062	30,258	47,722
Manufacturing Cost	76,921	49	21	—	18	—	77,009
R&D Cost (Intangible Assets)	6,660	—	153	78	5,564	22	12,477
Total*	87,263	581	1,923	2,517	14,644	30,280	137,208
Government Subsidy	—	—	852	—	—	—	852
R&D/Sales Ratio (%)	0.93%	0.01%	0.13%	2.62%	2.36%	372.77%	0.79%

*	Total includes government subsidy.

33

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

			(In millions of KRW)
Account	2025.1Q	2024	2023
	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
[Total current assets]	44,291,166	44,029,923	46,212,299
Cash and cash equivalents	6,772,543	6,767,898	6,670,879
Other receivables, net	2,193,416	2,261,323	1,947,529
Other short-term financial assets	9,137,846	8,499,389	11,403,166
Trade accounts and notes receivable, net	11,138,906	10,821,619	11,015,303
Inventories	13,319,215	14,143,500	13,825,514
Other current assets	1,729,240	1,536,194	1,349,908
[Total non-current assets]	57,832,707	59,374,276	54,733,095
Other receivables, net	1,464,890	1,306,329	1,452,445
Other long-term financial assets	2,462,772	2,571,651	2,708,325
Investments in associates and joint ventures	4,732,245	4,738,793	5,020,264
Property, plant and equipment, net	40,125,627	39,846,828	35,206,248
Intangible assets, net	4,845,367	4,774,824	4,714,784
Other non-current assets	4,201,806	6,135,851	5,631,029
Total assets	102,123,873	103,404,199	100,945,394
[Total current liabilities]	23,458,089	22,779,719	21,861,518
[Total non-current liabilities]	16,992,060	19,174,112	19,419,979
Total liabilities	40,450,149	41,953,831	41,281,497
[Equity attributable to owners of the controlling company]	55,576,789	55,394,231	54,180,849
Share capital	482,403	482,403	482,403
Capital surplus	1,650,870	1,648,894	1,663,334
Hybrid bonds	—	—	—
Retained earnings	53,398,868	53,658,368	53,857,514
Other equity attributable to owners of the controlling company	44,648	-395,434	-1,822,402
[Non-controlling Interests]	6,096,935	6,056,137	5,483,048
Total equity	61,673,724	61,450,368	59,663,897

34

	From January 1, 2025 to March 31, 2025	From January 1, 2024 to December 31, 2024	From January 1, 2023 to December 31, 2023
Revenue	17,436,776	72,688,143	77,127,197
Operating profit	568,441	2,173,573	3,531,423
Profit	344,234	947,580	1,845,850
[Profit attributable to owners of the controlling company]	302,295	1,094,917	1,698,092
[Profit attributable to non-controlling interests]	41,939	-147,337	147,758
Total comprehensive Income	415,353	2,110,358	2,330,891
[Total comprehensive income attributable to owners of the controlling company]	369,836	2,008,919	2,131,737
[Total comprehensive income attributable to non-controlling interests]	45,517	101,439	199,154
Earnings per share(KRW)	3,998	14,451	22,382
Number of Consolidated Companies	194	194	192

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

35

2. Separate Financial Statements

A. Summary

			(In millions of KRW)
Account	2025.1Q	2024	2023
	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
[Total current assets]	4,505,430	3,793,469	4,657,899
Cash and Cash equivalents	418,565	409,387	376,914
Trade accounts and notes receivable, net	774,609	178,822	238,332
Other receivables, net	124,008	21,388	68,821
Other short-term financial assets	2,666,277	2,686,420	3,940,743
Inventories	492,418	467,796	—
Other current assets	29,556	29,655	33,089
[Total non-current assets]	46,873,942	46,840,329	46,988,299
Other receivables, net	17,868	14,894	6,955
Other long-term financial assets	462,396	421,822	1,131,074
Investments in Subsidiaries, associates, and joint ventures	45,624,363	45,631,965	45,321,370
Property, plant and equipment, net	414,948	415,993	197,787
Intangible assets, net	21,285	21,461	19,341
Other non-current assets	333,082	334,194	311,772
Total assets	51,379,372	50,633,797	51,646,198
[Total current liabilities]	431,203	162,831	1,819,670
[Total non-current Liabilities]	2,311,946	2,281,936	2,326,663
Total liabilities	2,743,149	2,444,768	4,146,333
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,367,990	1,367,990	1,370,557
[Hybrid bonds]	—	—	—
[Retained earnings]	47,977,315	47,952,144	47,505,885
[Other equity]	-1,191,486	-1,613,507	-1,858,980
Total equity		48,189,030	47,499,865

36

	From January 1, 2025 to March 31, 2025	From January 1, 2023 to December 31, 2023	From January 1, 2022 to December 31, 2022
Revenue	664,697	1,997,128	1,454,079
Operating profit	574,381	1,596,420	1,106,629
Profit	588,758	1,621,282	799,578
Earnings per share(KRW)	7,786	21,398	10,539

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

37

POSCO HOLDINGS INC.

and its subsidiaries

Interim condensed consolidated financial statements

for each of the three-month periods ended March 31, 2025 and 2024 with the independent auditor’s review report

Report on review of interim condensed consolidated financial statements

Ernst & Young Han Young 2-4F, 6-8F, Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim condensed consolidated financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed consolidated financial statements of POSCO HOLDINGS INC. and its subsidiaries (collectively referred to as the “Group”), which comprise the interim condensed consolidated statement of financial position as of March 31, 2025, and the related interim condensed consolidated statements of comprehensive income, interim condensed consolidated statements of changes in equity and interim condensed consolidated statements of cash flows for each of the three-month periods ended March 31, 2025 and 2024, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed consolidated financial statements

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2024, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 12, 2025 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2024, presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

May 15, 2025

This review report is effective as of May 15, 2025, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed consolidated financial statements and may result in modification to this review report.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated financial statements

for each of the three-month periods ended March 31, 2025 and 2024

“The accompanying interim condensed consolidated financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Jootae Lee

President and Representative Director

POSCO HODINGS INC.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of financial position as of March 31, 2025 (Unaudited) and December 31, 2024

(in millions of Won)	Notes	March 31, 2025 (unaudited)		December 31, 2024
Assets

Cash and cash equivalents	21	~~W~~	6,772,543	6,767,898
Trade accounts and notes receivable, net	4,15,21,25,26,33		11,138,906	10,821,620
Other receivables, net	5,21,33		2,193,416	2,261,323
Other short-term financial assets	6,21		9,137,846	8,499,389
Inventories	7		13,319,215	14,143,500
Current income tax assets			135,363	140,494
Assets held for sale	8		625,614	608,758
Other current assets	14		968,263	786,943

Total current assets			44,291,166	44,029,925

Long-term trade accounts and notes receivable, net	4,21		34,853	27,779
Other receivables, net	5,21,33		1,464,890	1,306,329
Other long-term financial assets	6,21		2,462,772	2,571,651
Investments in associates and joint ventures	9		4,732,245	4,738,793
Investment property, net	11		1,941,003	1,955,896
Property, plant and equipment, net	12		40,125,627	39,846,828
Intangible assets, net	13		4,845,367	4,774,824
Defined benefit assets, net	19		360,802	409,147
Deferred tax assets	31		1,754,063	3,609,344
Other non-current assets	14		111,085	133,684

Total non-current assets			57,832,707	59,374,275

Total assets		~~W~~	102,123,873	103,404,200

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of comprehensive income for each of the three-month periods ended March 31, 2025 and 2024 (Unaudited)

(in millions of Won)	Notes	March 31, 2025 (unaudited)		December 31, 2024
Liabilities

Trade accounts and notes payable	21,33	~~W~~	5,688,482	6,159,127
Short-term borrowings and current portion of long-term borrowings	15,21		12,552,159	11,115,747
Other payables	16,21,33		3,388,965	3,463,871
Other short-term financial liabilities	17,21		47,757	120,875
Current income tax liabilities			352,496	350,570
Liabilities directly associated with the assets held for sale	8		32,905	—
Provisions	18		368,146	396,030
Other current liabilities	20,25,26		1,027,179	1,173,499

Total current liabilities			23,458,089	22,779,719

Long-term trade accounts and notes payable			2,049	2,049
Long-term borrowings, excluding current portion	15,21		14,639,109	14,881,620
Other payables	16,21		830,716	809,012
Other long-term financial liabilities	17,21		75,544	72,920
Defined benefit liabilities, net	19		60,159	43,143
Deferred tax liabilities	31		691,005	2,685,549
Long-term provisions	18		596,498	580,559
Other non-current liabilities	20		96,980	99,260

Total non-current liabilities			16,992,060	19,174,112

Total liabilities			40,450,149	41,953,831

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,650,870	1,648,894
Other components of equity	23		1,220,965	1,155,429
Treasury shares	24		(1,176,317)	(1,550,862)
Retained earnings			53,398,868	53,658,367

Equity attributable to owners of the controlling company			55,576,789	55,394,231
Non-controlling interests			6,096,935	6,056,137

Total equity			61,673,724	61,450,368

Total liabilities and equity		~~W~~	102,123,873	103,404,199

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of comprehensive income, Continued

for each of the three-month periods ended March 31, 2025 and 2024 (Unaudited)

		For the three-month period ended March 31 (Unaudited)
(in millions of Won, except per share information)	Notes	2025		2024
Revenue	25,26,33	~~W~~	17,436,776	18,051,950
Cost of sales	26,30		(16,100,898)	(16,723,117)

Gross profit			1,335,878	1,328,833
Selling and administrative expenses	21,27,30
Other administrative expenses			(715,583)	(685,448)
Selling expenses			(51,854)	(60,363)

Operating profit			568,441	583,022
Share of profit of equity-accounted investees, net	9		65,284	77,818
Finance income and costs	21,28
Finance income			804,679	1,434,301
Finance costs			(948,161)	(1,258,182)
Other non-operating income and expenses	21,29,30
Other non-operating income			132,865	57,429
Other non-operating expenses			(113,150)	(161,877)

Profit before income tax			509,958	732,511
Income tax expense	31		(165,723)	(124,696)

Profit for the period, net of tax			344,235	607,815

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(5,627)	1,035
Foreign currency translation differences			7,007	58,654
Remeasurements of defined benefit plans	19		(664)	5,518
Net changes in fair value of equity investments at fair value through other comprehensive income	21		39,274	7,648
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			1,295	77,149
Foreign currency translation differences			29,960	204,605
Gains or losses on valuation of derivatives	21		(126)	(407)

Other comprehensive income, net of tax			71,119	354,202

Total comprehensive income		~~W~~	415,354	962,017

Profit for the period attributable to
Owners of the controlling company		~~W~~	302,295	540,715
Non-controlling interests			41,940	67,100

Profit for the period, net		~~W~~	344,235	607,815

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	369,836	807,671
Non-controlling interests			45,518	154,346

Total comprehensive income		~~W~~	415,354	962,017

Earnings per share (in Won)	32
Basic earnings per share (in Won)			3,998	7,126
Diluted earnings per share (in Won)		~~W~~	3,998	5,719

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of changes in equity for each of the three-month periods ended March 31, 2025 and 2024 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company
	Share capital		Capital surplus	Other components of equity	Treasury shares	Retained earnings	Subtotal	Non- controlling interests	Total
Balance as of January 1, 2024	~~W~~	482,403	1,663,334	67,256	(1,889,658)	53,857,514	54,180,849	5,483,048	59,663,897
Comprehensive income:
Profit for the period		—	—	—	—	540,715	540,715	67,100	607,815
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	3,831	3,831	1,687	5,518
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	51,114	—	—	51,114	27,071	78,185
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(10,413)	—	18,123	7,710	(62)	7,648
Foreign currency translation differences, net of tax		—	—	204,605	—	—	204,605	58,654	263,259
Gains or losses on valuation of derivatives, net of tax		—	—	(304)	—	—	(304)	(103)	(407)

Total comprehensive income		—	—	245,002	—	562,669	807,671	154,347	962,018

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)	(75,759)	(265,450)
Changes in the scope of consolidation		—	—	—	—	—	—	32,505	32,505
Changes in ownership interest in subsidiaries		—	(8,897)	—	—	—	(8,897)	12,344	3,447
Others		—	1,162	323	—	1,062	2,547	(2,194)	353

Total transactions with owners of the controlling company		—	(7,735)	323	—	(188,629)	(196,041)	(33,104)	(229,145)

Balance as of March 31, 2024 (Unaudited)	~~W~~	482,403	1,655,599	312,581	(1,889,658)	54,231,554	54,792,479	5,604,291	60,396,770

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of changes in equity, continued

for each of the three-month periods ended March 31, 2025 and 2024 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Total
	Share capital		Capital surplus	Other components of equity	Treasury shares	Retained earnings	Subtotal	Non- controlling interests
Balance as of January 1, 2025	~~W~~	482,403	1,648,894	1,155,429	(1,550,862)	53,658,367	55,394,231	6,056,137	61,450,368
Comprehensive income:
Profit for the period		—	—	—	—	302,295	302,295	41,940	344,235
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	1,203	1,203	(1,867)	(664)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	(2,167)	—	—	(2,167)	(2,165)	(4,332)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	37,869	—	803	38,672	602	39,274
Foreign currency translation differences, net of tax		—	—	29,960	—	—	29,960	7,006	36,966
Gains or losses on valuation of derivatives, net of tax		—	—	(126)	—	—	(126)	—	(126)

Total comprehensive income		—	—	65,536	—	304,301	369,837	45,516	415,353

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)	(98,005)	(287,057)
Changes in ownership interest in subsidiaries		—	1,335	—	—	—	1,335	90,871	92,206
Retirement of treasury shares		—	—	—	374,545	(374,545)	—	—	—
Others		—	641	—	—	(203)	438	2,416	2,854

Total transactions with owners of the controlling company		—	1,976	—	374,545	(563,800)	(187,279)	(4,718)	(191,997)

Balance as of March 31, 2025 (Unaudited)	~~W~~	482,403	1,650,870	1,220,965	(1,176,317)	53,398,868	55,576,789	6,096,935	61,673,724

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of cash flows

for each of the three-month periods ended March 31, 2025 and 2024 (Unaudited)

(in millions of Won)	Notes	March 31, 2025 (Unaudited)		March 31, 2024 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	344,235	607,815
Adjustments for:
Depreciation			909,721	880,865
Amortization			112,756	122,641
Finance income			(483,184)	(1,065,156)
Finance costs			519,907	906,792
Income tax expense			165,723	124,696
Impairment loss on property, plant and equipment			47,580	40,631
Gain on disposal of property, plant and equipment			(2,163)	(5,997)
Loss on disposal of property, plant and equipment			13,274	13,365
Impairment loss on goodwill and other intangible assets			12	11
Gain on disposal of investments in subsidiaries, associates and joint ventures			(25,447)	(18)
Loss on disposal of investments in subsidiaries, associates and joint ventures			196	20
Share of profit of equity-accounted investees			(65,284)	(77,818)
Impairment loss on disposal of assets held for sale			4,763	—
Gain on disposal of assets held for sale			(52,148)	—
Loss on disposal of assets held for sale			—	31,222
Expenses related to post-employment benefit			65,522	62,248
Impairment loss on trade and other receivables			24,119	26,265
(Reversal of) Loss on valuation of inventories			(85,294)	164,239
Increase (decrease) to provisions			32,474	(16,364)
Gain on insurance claim			(806)	—
Others, net			(13,834)	(14,590)

			1,167,887	1,193,052

Changes in operating assets and liabilities	35		(422,567)	(1,326,171)

Interest received			111,661	173,249
Interest paid			(318,223)	(348,419)
Dividends received			73,502	153,228
Income taxes paid			(287,716)	(167,612)

Net cash provided by operating activities		~~W~~	668,779	285,142

(continued)

POSCO HOLDINGS INC. and Subsidiaries

Interim condensed consolidated statements of cash flows, consolidated for each of the three-month periods ended March 31, 2025 and 2024 (Unaudited)

(in millions of Won)	Notes	March 31, 2025 (Unaudited)		March 31, 2024 (Unaudited)
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(4,879,919)	(4,459,494)
Proceeds from disposal of short-term financial instruments			4,299,071	4,797,564
Increase in loans			(75,171)	(296,521)
Collection of loans			82,448	256,327
Acquisitions of securities			(290,774)	(275,226)
Proceeds from disposal of securities			212,246	435,388
Acquisitions of long-term financial instruments			(1,437)	(3,437)
Acquisitions of investment in associates and joint ventures			(17,669)	(34,511)
Proceeds from disposal of investment in associates and joint ventures			6,860	1,800
Acquisitions of investment property			—	(1,516)
Proceeds from disposal of investment property			538	27
Acquisitions of property, plant and equipment			(1,371,538)	(1,843,327)
Proceeds from disposal of property, plant and equipment			6,369	702
Acquisitions of intangible assets			(148,599)	(77,683)
Proceeds from disposal of intangible assets			1,201	3,918
Proceeds from disposal of assets held for sale			199,886	—
Collection of lease receivables			7,653	7,171
Cash inflow from insurance claim			741	—
Others, net			1,962	(3,188)

Net cash used in investing activities		~~W~~	(1,966,132)	(1,492,006)

Cash flows from financing activities
Origination of borrowings			2,172,812	1,251,862
Repayment of borrowings			(1,821,797)	(1,139,406)
Repayment of short-term borrowings, net			762,707	1,167,241
Capital contribution from non-controlling interests			110,556	36,505
Payment of cash dividends			(3,278)	(734)
Repayment of lease liabilities			(50,078)	(40,779)
Others, net			132,622	71,008

Net cash provided by financing activities		~~W~~	1,303,544	1,345,697

Effect of exchange rate fluctuation on cash held			5,920	63,891

Net increase in cash and cash equivalents			12,111	202,724
Changes in cash classified as assets held for sale			(7,466)	—
Cash and cash equivalents at beginning of the period			6,767,898	6,670,879

Cash and cash equivalents at end of the period		~~W~~	6,772,543	6,873,603

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

March 31, 2025 and 2024 (Unaudited)

1. General Information

General information about POSCO HOLDINGS INC. (the “Company”), the controlling company, and its subsidiaries in the scope of consolidation, such as 57 domestic subsidiaries including POSCO INC. and 136 foreign subsidiaries including POSCO America Corporation, and 115 associates and joint ventures (collectively referred to as the “Group”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 is as follows:

The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Act of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages subsidiaries, etc. through ownership of their shares.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of March 31, 2025, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Basis of Preparation

Statement of compliance

The interim condensed consolidated financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of December 31, 2024. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group incurred after December 31, 2024. These interim condensed consolidated financial statements do not include all of the disclosures required for full annual financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

2. Basis of Preparation (cont’d)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(b)	Measurement of fair value

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Group’s Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

3. Summary of Material Accounting Policy Information

Except for the items described below, the accounting policies applied by the Group in these interim condensed consolidated financial statements are the same as those applied to the consolidated financial statements as of and for the year ended December 31, 2024.

Changes in accounting policies

(a)	Amendments to KIFRS 1021: Lack of Exchangeability

The amendments to KIFRS 1021 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require the disclosure of information that enables users of its financial statements to understand how the currency that is not exchangeable into the other currency affects, or is expected to affect, the Group’s financial performance, financial position, and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. When applying the amendment, the Group is not required to restate comparative information The amendments are not expected to have a material impact on the Group’s interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current
Trade accounts and notes receivable	~~W~~	9,951,046	9,654,940
Due from customers for contract work		1,533,458	1,488,180
Less: Allowance for doubtful accounts		(345,598)	(321,501)

	~~W~~	11,138,906	10,821,619

Non-current
Trade accounts and notes receivable	~~W~~	79,803	72,387
Less: Allowance for doubtful accounts		(44,950)	(44,608)

	~~W~~	34,853	27,779

The Group discounted trade accounts receivable in accordance with trade accounts receivable factoring agreements with financial institutions for the three-month period ended March 31, 2025 and the year ended December 31, 2024. This transaction is a transaction with recourse rights because the Group is obligated to pay the amount to the bank, etc. if the trade accounts receivable are not recovered at maturity, and the transaction is accounted for as secured borrowing. As of March 31, 2025 and December 31, 2024, the book value of the trade accounts receivable from the transaction is ~~W~~489,921 million and ~~W~~119,076 million, respectively, and the amount is included in the short-term borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

5. Other Receivables

Other receivables as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current
Short-term loans	~~W~~	358,323	375,244
Other accounts receivable		1,601,957	1,671,039
Accrued income(*1)		320,847	293,985
Deposits		57,460	80,007
Others		38,079	28,480
Lease receivables		15,516	18,224
Less: Allowance for doubtful accounts		(198,766)	(205,656)

	~~W~~	2,193,416	2,261,323

Non-current
Long-term loans(*1)	~~W~~	1,269,774	1,247,255
Other accounts receivable		195,587	192,736
Accrued income		199,877	189,565
Deposits		272,001	142,698
Lease receivables		73,933	76,680
Less: Allowance for doubtful accounts		(546,282)	(542,605)

	~~W~~	1,464,890	1,306,329

(*1)

The Group recognized an allowance for doubtful accounts of ~~W~~292,500 million for all of the other receivables from FQM Australia Holdings Pty Ltd., an associate, due to low possibility of collecting these receivables.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

6. Other Financial Assets

Other financial assets as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current
Derivatives assets	~~W~~	413,551	465,178
Debt securities		492,365	400,771
Deposit instruments(*1)		7,475,125	6,420,797
Short-term financial instruments(*1)		756,805	1,212,643

	~~W~~	9,137,846	8,499,389

Non-current
Derivatives assets	~~W~~	366,943	497,698
Equity securities(*2)		1,186,741	1,171,544
Debt securities		119,396	115,601
Other securities(*2)		760,731	762,177
Deposit instruments(*1)		28,961	24,631

	~~W~~	2,462,772	2,571,651

(*1)	As of March 31, 2025 and December 31, 2024, financial instruments amounting to ~~W~~96,287 million and ~~W~~98,116 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*2)

As of March 31, 2025 and December 31, 2024, ~~W~~183,190 million and ~~W~~182,862 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

7. Inventories

(a) Inventories as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Finished goods	~~W~~	2,494,077	2,741,236
M erchandise		1,101,267	1,166,464
Semi-finished goods		2,634,597	2,659,707
Raw materials		3,445,106	3,764,453
Fuel and materials		1,057,003	1,038,854
Construction inventories		185,874	200,825
M aterials-in-transit		2,640,828	2,889,334
Others		111,713	118,391

		13,670,465	14,579,264

Less: Allowance for inventories valuation(*1)		(351,250)	(435,764)

	~~W~~	13,319,215	14,143,500

(*1)	For each of the three-month periods ended March 31, 2025 and 2024, allowance for inventories valuation decreased by ~~W~~85,294 million and ~~W~~73,505 million, respectively.

(b) The allowances for inventories valuation by item as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Finished goods	~~W~~	168,571	187,902
M erchandise		13,123	14,288
Semi-finished goods		67,647	103,751
Raw materials		86,209	113,413
Fuel and materials		5,893	6,060
Construction inventories		5,980	6,420
Others		3,827	3,930

	~~W~~	351,250	435,764

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Asset
Cash and cash equivalents		7,466	—
Account reveivables		21,453	—
Inventories		13,070	—
Equity securities(*1)		492,418	604,439
Property, plant and equipment		89,470	4,319
Intangible assets		501	—
Others		1,236	—

	~~W~~	625,614	608,758

Liability
Other receivables	~~W~~	(32,905)	—

(*1)	Including equity securities of Nippon Steel Corporation amounting to ~~W~~492,418 million, which have been classified as assets held for sale during the year ended December 31, 2024.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025						December 31, 2024
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00	~~W~~	473,093	~~W~~	414,347	392,269
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		14,054	14,054
Pocheon-Hwado Highway Corp.(*1)	7,109,230	27.89		35,546		15,189	14,834
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	944,920	29.53		4,725		12,332	12,401
PCC Amberstone Private Equity Fund 1(*2)	4,959,964,179	8.80		4,960		5,177	6,181
Others(*1)						121,821	122,688

						582,920	562,427

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		107,269		279,107	279,349
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		411,796	426,276
AMCI (WA) PTY LTD	49	49.00		209,664		67,843	68,478
KOREA LNG LTD.	2,400	20.00		135,205		19,766	25,622
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		17,016	17,680
POS-SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		10,948	10,713
Others(*1)						239,204	241,841

						1,045,680	1,069,959

					~~W~~	1,628,600	1,632,386

(*1)

As of March 31, 2025 and December 31, 2024, investments in associates amounting to ~~W~~474,936 million and ~~W~~452,614 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

As of March 31, 2025, the entity is classified as an associate since the Group has significant influence over the investee although the Group’s percentage of ownership is less than 20%, considering the structure of the entity’s Board of Directors and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(b)	Details of investments in joint ventures as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025						December 31, 2024
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MC MATERIALS	11,568,000	60.00	~~W~~	115,680	~~W~~	151,414	153,839
SNNC(*1)	18,130,000	49.00		90,650		36,813	38,046
Others						13,585	10,042

						201,812	201,927

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,394,313	1,397,824
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		476,789	477,898
KOBRASCO	2,010,719,185	50.00		32,950		131,710	119,820
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		130,939	126,906
PT NICOLE METAL INDUSTRY(*2)	137,488,235	49.00		540,604		577,038	578,604
HBIS-POSCO Automotive Steel Co., Ltd	—	50.00		235,251		168,461	179,841
Others						22,583	23,587

						2,901,833	2,904,480

					~~W~~	3,103,645	3,106,407

(*1)	As of March 31, 2025 and December 31, 2024, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)	During the year ended December 31, 2024, the Group acquired W247,824 million of additional investment in joint ventures by participating in PT NICOLE METAL INDUSTRY’s capital increase.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(c)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

1)	For the three-month period ended March 31, 2025

(in millions of Won)
Company	December 31, 2024 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	March 31, 2025 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	392,269	17,509	(2,795)	7,364	—	414,347
SNNC		38,046	—	—	(1,233)	—	36,813
Chun-cheon Energy Co., Ltd		14,054	—	—	(80)	80	14,054
Pocheon-Hwado Highway Corp.		14,834	—	—	355	—	15,189
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		12,401	—	—	(70)	1	12,332
PCC Amberstone Private Equity Fund 1		6,181	—	—	(193)	(811)	5,177
POSCO MC MATERIALS		153,839	—	(3,000)	575	—	151,414
Others		132,730	160	(650)	2,072	1,094	135,406

		764,354	17,669	(6,445)	8,790	364	784,732

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		279,349	—	(11,941)	17,136	(5,437)	279,107
9404-5515 Quebec Inc.		426,276	—	(20,259)	6,674	(895)	411,796
AMCI (WA) PTY LTD		68,478	—	—	(1,146)	511	67,843
KOREA LNG LTD.		25,622	—	(1,498)	1,501	(5,859)	19,766
PT. Wampu Electric Power		17,680	—	(875)	257	(46)	17,016
POS-SeAH Steel Wire(Nantong) Co., Ltd.		10,713	—	—	200	35	10,948
Roy Hill Holdings Pty Ltd		1,397,824	—	(62,937)	42,651	16,775	1,394,313
POSCO-NPS Niobium LLC		477,898	—	—	29	(1,138)	476,789
KOBRASCO		119,820	—	—	3,407	8,483	131,710
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		126,906	—	—	3,590	443	130,939
PT NICOLE METAL INDUSTRY		578,604	—	—	(379)	(1,187)	577,038
HBIS-POSCO Automotive Steel Co., Ltd		179,841	—	—	(11,840)	460	168,461
Others		265,428	—	(1,893)	(5,586)	3,838	261,787

		3,974,439	—	(99,403)	56,494	15,983	3,947,513

	~~W~~	4,738,793	17,669	(105,848)	65,284	16,347	4,732,245

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the three-month period ended March 31, 2025.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

2) For the year ended December 31, 2024

(in millions of Won)
Company	December 31, 2023 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2024 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	323,521	25,680	(10,993)	54,140	(79)	392,269
SNNC		100,692	—	—	(61,898)	(748)	38,046
Chun-cheon Energy Co., Ltd		15,040	—	—	1,807	(2,793)	14,054
Pocheon-Hwado Highway Corp.		23,998	—	—	(9,164)	—	14,834
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		13,967	—	—	(384)	(1,182)	12,401
PCC Amberstone Private Equity Fund 1		8,904	175	(490)	(484)	(1,924)	6,181
POSCO MC MATERIALS		155,748	—	(1,800)	403	(512)	153,839
Others		150,985	12,362	(4,999)	(6,802)	(18,816)	132,730

		792,855	38,217	(18,282)	(22,382)	(26,054)	764,354

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		287,282	—	(64,208)	45,923	10,352	279,349
AES Mong Duong Power Company Limited(*2)		230,699	—	(34,821)	(82,075)	(113,803)	—
9404-5515 Quebec Inc.		346,724	—	(17,764)	35,241	62,075	426,276
AMCI (WA) PTY LTD		60,225	—	—	(5,127)	13,380	68,478
NCR LLC		253,121	4,275	—	(266,425)	9,029	—
KOREA LNG LTD.		58,759	—	(17,829)	17,714	(33,022)	25,622
Nickel Mining Company SAS		87,967	—	—	(94,353)	6,386	—
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		105,300	—	—	(117,143)	11,843	—
PT. Wampu Electric Power		15,632	—	(1,764)	1,238	2,574	17,680
POS-SeAH Steel Wire(Nantong) Co., Ltd.		8,642	—	—	573	1,498	10,713
Roy Hill Holdings Pty Ltd		1,400,009	—	(284,541)	203,130	79,226	1,397,824
POSCO-NPS Niobium LLC		419,192	—	(29,225)	29,336	58,595	477,898
KOBRASCO		99,768	—	(5,761)	37,914	(12,101)	119,820
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,001	—	(10,772)	14,207	12,470	126,906
DMSA/AMSA		16,572	—	—	(17,299)	727	—
PT NICOLE METAL INDUSTRY		284,351	247,824	—	(315)	46,744	578,604
HBIS-POSCO Automotive Steel Co., Ltd		208,765	—	—	(49,480)	20,556	179,841
Others		233,400	7,860	(26,222)	12,865	37,525	265,428

		4,227,409	259,959	(492,907)	(234,076)	214,054	3,974,439

	~~W~~	5,020,264	298,176	(511,189)	(256,458)	188,000	4,738,793

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the year ended December 31, 2024.

(*2)	During the year ended December 31, 2024, the Group determined to sell AES Mong Duong Power Company Limited and classified it as assets held for sale.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(d)	Summarized financial information of associates and joint ventures as of and for the three-month period ended March 31, 2025 and the year ended December 31, 2024 is as follows:

1)	As of and for the three-month period ended March 31, 2025

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	5,111,103	4,287,622	823,481	99,395	21,074
SNNC		637,109	542,251	94,858	158,661	(661)
Chun-cheon Energy Co., Ltd		545,605	420,321	125,284	105,917	2,090
Pocheon-Hwado Highway Corp.		682,854	590,410	92,444	2,912	997
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		14,522	3,063	11,459	—	(236)
PCC Amberstone Private Equity Fund 1		63,631	4,779	58,852	534	(2,194)
POSCO MC MATERIALS		372,515	118,246	254,269	54,107	1,333
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,615,842	501,201	1,114,641	125,856	68,432
9404-5515 Quebec Inc.		1,650,839	2,509	1,648,330	—	25,818
FQM Australia Holdings Pty Ltd		61,179	1,502,354	(1,441,175)	6,382	15,441
KOREA LNG LTD.		99,182	352	98,830	8,156	7,507
Nickel Mining Company SAS		523,970	289,935	234,035	47,553	(11,782)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		339,083	51,301	287,782	19,339	1,174
PT. Wampu Electric Power		202,026	120,010	82,016	3,299	1,239
POS-SeAH Steel Wire(Nantong) Co., Ltd.		100,818	59,898	40,920	34,785	880
Roy Hill Holdings Pty Ltd		10,751,129	2,629,908	8,121,221	1,724,530	432,223
POSCO-NPS Niobium LLC		953,376	—	953,376	—	58
KOBRASCO		269,935	7,120	262,815	9,737	6,814
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		929,916	433,027	496,889	392,478	14,360
DMSA/AMSA		83,589	777,814	(694,225)	237,335	(1,612,157)
HBIS-POSCO Automotive Steel Co., Ltd		1,017,193	660,710	356,483	114,090	(23,114)
PT NICOLE METAL INDUSTRY		983,079	192,621	790,458	—	(774)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

2)	As of and for the year ended December 31, 2024

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	4,770,385	4,013,505	756,880	596,497	177,922
SNNC		656,049	560,530	95,519	690,103	(127,233)
Chun-cheon Energy Co., Ltd		540,333	417,139	123,194	430,679	5,089
Pocheon-Hwado Highway Corp.		690,646	599,199	91,447	21,920	(29,582)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		14,663	2,968	11,695	—	(1,302)
PCC Amberstone Private Equity Fund 1		72,722	2,455	70,267	7	(5,508)
POSCO MC MATERIALS		385,270	127,335	257,935	226,376	1,217
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,634,345	518,743	1,115,602	409,790	183,392
AES Mong Duong Power Company Limited		1,758,256	922,268	835,988	460,672	118,071
9404-5515 Quebec Inc.		1,704,653	—	1,704,653	—	136,320
FQM Australia Holdings Pty Ltd		61,735	1,521,991	(1,460,256)	102,869	(396,146)
KOREA LNG LTD.		128,215	102	128,113	90,578	88,572
Nickel Mining Company SAS		519,560	282,321	237,239	237,102	(27,170)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		325,284	39,058	286,226	82,254	(7,139)
PT. Wampu Electric Power		209,725	124,359	85,366	19,133	6,191
POS-SeAH Steel Wire(Nantong) Co., Ltd.		98,919	58,972	39,947	139,499	2,145
Roy Hill Holdings Pty Ltd		10,460,434	2,356,265	8,104,169	7,179,077	2,038,555
POSCO-NPS Niobium LLC		955,592	—	955,592	—	57,722
KOBRASCO		282,087	43,052	239,035	118,408	74,690
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,180,532	699,775	480,757	1,595,656	56,830
DMSA/AMSA		3,364,786	3,468,220	(103,434)	694,120	(571,215)
HBIS-POSCO Automotive Steel Co., Ltd		1,024,831	645,671	379,160	518,808	(90,757)
PT NICOLE METAL INDUSTRY		818,168	25,039	793,129	—	(644)

10. Joint Operations

Details of significant joint operations that the Group is participating in as a party to a joint arrangement as of March 31, 2025 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

11. Investment Property

Changes in the carrying amount of investment property for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

(a)	For the three-month period ended March 31, 2025

(in millions of Won)	Beginning		Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	866,450	(510)	—	430	866,370
Buildings		942,851	(189)	(7,170)	(6,415)	929,077
Structures		1,755	—	(12)	(100)	1,643
Right of use assets		144,840	(28)	(1,403)	504	143,913

	~~W~~	1,955,896	(727)	(8,585)	(5,581)	1,941,003

(*1)	Including reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Impairment loss	Others(*2)	Ending
Land	~~W~~	787,304	3,755	59,766	(47,137)	—	(215)	62,977	866,450
Buildings		655,786	1,782	355,155	(34,419)	(34,179)	(9,776)	8,502	942,851
Structures		1,873	—	—	—	(911)	—	793	1,755
Right of use assets		171,331	—	—	(107)	(6,547)	—	(19,837)	144,840

	~~W~~	1,616,294	5,537	414,921	(81,663)	(41,637)	(9,991)	52,435	1,955,896

(*1)

During the year ended December 31, 2024, RNR Logistics and others were included as subsidiaries, and the Group has included the effect of the increase in investment properties in the business combination.

(*2)	Including reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

12. Property, Plant and Equipment

(a)	Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

1)	For the three-month period ended March 31, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	3,335,875	121	—	—	—	49,761	3,385,757
Buildings		5,280,968	1,098	(308)	(97,889)	—	430,706	5,614,575
Structures		3,860,523	1,902	(2,579)	(80,732)	(4,447)	120,766	3,895,433
Machinery and equipment		18,311,678	18,740	(5,323)	(631,755)	(43,133)	739,941	18,390,148
Vehicles		89,975	1,944	(627)	(9,882)	—	4,116	85,526
Tools		134,501	3,238	(56)	(13,540)	—	843	124,986
Furniture and fixtures		200,033	3,670	(119)	(17,747)	—	46,401	232,238
Lease assets		970,634	62,699	—	(47,116)	—	(2,237)	983,980
Bearer plants		139,451	—	(66)	(2,475)	—	(3,821)	133,089
Construction-in-progress		7,523,190	1,251,739	(5)	—	—	(1,495,029)	7,279,895

	~~W~~	39,846,828	1,345,151	(9,083)	(901,136)	(47,580)	(108,553)	40,125,627

(*1)

Presenting assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*2,3)	Others(*1)	Ending
Land	~~W~~	3,290,244	20,523	(6,061)	—	(6,620)	37,789	3,335,875
Buildings		4,427,632	14,002	(11,137)	(346,334)	(67,797)	1,264,602	5,280,968
Structures		3,081,524	11,663	(4,497)	(306,017)	(15,328)	1,093,178	3,860,523
Machinery and equipment		16,539,192	179,457	(47,511)	(2,484,915)	(385,367)	4,510,822	18,311,678
Vehicles		79,595	17,353	(1,487)	(39,263)	(56)	33,833	89,975
Tools		128,865	28,731	(673)	(54,966)	(1,573)	34,117	134,501
Furniture and fixtures		189,887	27,966	(2,380)	(70,561)	(3,260)	58,381	200,033
Lease assets		998,305	132,219	(18,706)	(177,475)	(1,994)	38,285	970,634
Bearer plants		137,331	—	(27)	(9,602)	—	11,749	139,451
Construction-in-progress		6,333,673	7,634,826	(3,482)	—	(128,119)	(6,313,708)	7,523,190

	~~W~~	35,206,248	8,066,740	(95,961)	(3,489,133)	(610,114)	769,048	39,846,828

(*1)

Presenting assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

(*2)

The Group calculated the net fair value of individual assets, such as steelmaking plant no. 1 and blast furnace no. 4 in Pohang, whose operation was suspended due to operation plan changes, to estimate recoverable amount and recognized an impairment loss of ~~W~~227,239 million for property, plant and equipment during the year ended December 31, 2024.

(*3)

The Group identified certain portion of the anode/cathode material assets that were in longterm idle status or expected to fall short of the anticipated economic performance during the year ended December 31, 2024. The Group calculated the net fair value of such individual assets to estimate the recoverable amount and recognized an impairment loss of ~~W~~307,911 million for assets whose recoverable amounts are less than their carrying amounts.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

12. Property, Plant and Equipment (cont’d)

(b)

Changes in the carrying amount of right-of-use assets presented as investment properties and property, plant and equipment for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

1)	For the three-month period ended March 31, 2025

(in millions of Won)	Beginning		Acquisitions	Depreciation	Impairment loss	Others	Ending
Land	~~W~~	348,918	5,564	(4,066)	—	(6,226)	344,190
Buildings and structures		154,747	48,794	(15,102)	—	(7,101)	181,338
Machinery and equipment		346,642	2,703	(11,809)	—	9,339	346,875
Vehicles		45,071	5,232	(5,069)	—	(982)	44,252
Ships		196,070	—	(5,855)	—	—	190,215
Others		24,026	406	(6,618)	174	3,035	21,023

	~~W~~	1,115,474	62,699	(48,519)	174	(1,935)	1,127,893

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation	Impairment loss	Others	Ending
Land	~~W~~	363,789	1,542	(17,501)	(1,994)	3,082	348,918
Buildings and structures		151,366	58,116	(54,092)	—	(643)	154,747
Machinery and equipment		355,604	37,204	(47,797)	—	1,631	346,642
Vehicles		48,228	12,501	(20,291)	—	4,633	45,071
Ships		220,754	—	(24,684)	—	—	196,070
Others		29,895	22,856	(19,657)	—	(9,068)	24,026

	~~W~~	1,169,636	132,219	(184,022)	(1,994)	(365)	1,115,474

(c)	The amounts recognized in profit or loss related to leases for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Interest on lease liabilities	~~W~~	11,422	12,346
Expenses related to short-term leases		11,626	18,935
Expenses related to leases of low-value assets		5,053	6,656

	~~W~~	28,101	37,937

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

13. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill and other intangible assets for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

(a)	For the three-month period ended March 31, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	357,851	—	—	—	—	(223)	357,628
Intellectual property rights		3,247,517	110,781	—	(74,069)	—	15,496	3,299,725
Membership(*1)		136,108	117	(511)	(47)	(12)	(14)	135,641
Development expense		95,041	5,757	—	(7,939)	—	3,848	96,707
Port facilities usage rights		167,996	—	—	(3,711)	—	—	164,285
Exploratation and evaluation assets		115,309	11,332	—	—	—	438	127,079
Development assets		86,711	—	—	(135)	—	(208)	86,368
Customer relationships		145,699	—	—	(11,120)	—	13	134,592
Other intangible assets		422,592	33,658	(43)	(15,735)	—	2,870	443,342

	~~W~~	4,774,824	161,645	(554)	(112,756)	(12)	22,220	4,845,367

(*1)	Estimated useful life of membership is indefinite.
(*2)

Presenting assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	403,172	—	282	—	—	(46,958)	1,355	357,851
Intellectual property rights		3,029,651	353,175	—	(240)	(272,730)	—	137,661	3,247,517
Membership(*1)		138,184	1,716	—	(4,179)	(180)	29	538	136,108
Development expense		126,818	15,913	—	(22)	(63,684)	(692)	16,708	95,041
Port facilities usage rights		182,411	—	—	—	(14,415)	—	—	167,996
Exploratation and evaluation assets		163,446	21,024	—	—	—	—	(69,161)	115,309
Development assets		10,235	543	—	—	(76)	—	76,009	86,711
Customer relationships		196,895	—	—	—	(44,478)	—	(6,718)	145,699
Other intangible assets		463,972	118,563	—	(102,012)	(58,126)	(252)	447	422,592

	~~W~~	4,714,784	510,934	282	(106,453)	(453,689)	(47,873)	156,839	4,774,824

(*1)	Estimated useful life of membership is indefinite.
(*2)

Presenting assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

14. Other Assets

Other assets as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current
Advance payments	~~W~~	604,121	509,922
Prepaid expenses		345,104	259,145
Firm commitment asset		3,376	2,489
Other current assets		15,662	15,387

	~~W~~	968,263	786,943

Non-current
Long-term advance payments	~~W~~	35,500	33,308
Long-term prepaid expenses		22,352	20,689
Others		53,233	79,688

	~~W~~	111,085	133,685

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	March 31, 2025		December 31, 2024
Short-term borrowings
Bank overdrafts	JP Morgan and others	May, 2024~March, 2025	April, 2025~ March, 2026	3.65 ~ 7.40	~~W~~	60,045	85,892
Short-term borrowings	HSBC and others	April, 2024~March, 2025	April, 2025~March, 2026	0.49 ~ 8.10		6,266,307	5,647,199

						6,326,352	5,733,091

Current portion of long-term liabilities
Current portion of long-term borrowings	Export- Import Bank of Korea and others	December, 2006~March, 2025	April, 2025~March, 2026	0.19 ~ 6.40		1,420,607	1,323,002
Current portion of debentures	KB Securities co.,Ltd. and others	July, 2015~March, 2024	April, 2025~March, 2026	1.68 ~ 5.80		4,770,444	4,024,084
Less: Current portion of discount on debentures issued						(5,893)	(3,483)
Current portion of exchangable bonds(*1)	Foreign currency exchangable bonds	September, 2021	September, 2026			40,648	39,053

						6,225,806	5,382,656

					~~W~~	12,552,158	11,115,747

(*1)	The Group classified the exchangeable bonds as current liabilities in consideration of the investor’s exchange right.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

15. Borrowings (cont’d)

The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount(*1)	EUR 27,100,000

Interest rate	- Coupon rate : - - Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption

- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price(*2) (Won/share)	433,278

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- In the event of a change of control of the Company - Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer

- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to put option exercised by bondholders, EUR 1,038,800,000 was redeemed out of the total face value of exchangeable bonds of EUR 1,065,900,000 during the year ended December 31, 2024.

(*2)	The exchange price has changed due to cash dividends paid during the three-month period ended March 31, 2025.

The Group has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

15. Borrowings (cont’d)

(b)	Long-term borrowings, excluding current portion and others, as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	March 31, 2025		December 31, 2024
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~March, 2025	April, 2026~March, 2040	0.10 ~ 8.50	~~W~~	5,603,487	4,868,703
Less: Present value discount						(49,098)	(51,173)
Bonds	KB Securities co.,Ltd. and others	July, 2019~January, 2025	April, 2026~ January, 2033	1.72 ~ 6.38		9,123,470	10,108,600
Less: Discount on debentures issued						(38,750)	(44,510)

					~~W~~	14,639,109	14,881,620

(c)	Assets pledged as collateral with regard to the borrowings as of March 31, 2025 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	4,228,470	5,064,117
Trade accounts and notes receivable	Korea Development Bank and others		489,921	489,921
Financial instruments	Korea Development Bank and others		66,947	66,947

		~~W~~	4,785,338	5,620,985

16. Other Payables

Other payables as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current
Accounts payable	~~W~~	1,538,661	1,652,957
Accrued expenses		1,051,097	1,275,068
Dividend payable		287,961	4,182
Lease liabilities		163,159	161,601
Withholdings		348,087	370,063

	~~W~~	3,388,965	3,463,871

Non-current
Accounts payable	~~W~~	6,571	6,096
Accrued expenses		13,438	11,979
Lease liabilities		758,572	744,500
Long-term withholdings		52,135	46,437

	~~W~~	830,716	809,012

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current
Derivative liabilities	~~W~~	34,633	108,786
Financial guarantee liabilities		6,008	4,972
Others		7,116	7,117

	~~W~~	47,757	120,875

Non-current
Derivative liabilities	~~W~~	4,847	2,236
Financial guarantee liabilities		9,899	8,944
Others		60,798	61,740

	~~W~~	75,544	72,920

18. Provisions

(a)	Provisions as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025			December 31, 2024
	Current		Non- current	Current	Non- current
Provision for bonus payments	~~W~~	70,896	71,375	121,757	70,104
Provision for construction warranties		41,654	143,330	49,659	137,201
Provision for legal contingencies and claims(*1)		9,394	79,647	17,960	78,486
Provision for the restoration		10,065	207,561	10,041	197,810
Others(*2)		236,137	94,585	196,613	96,958

	~~W~~368,146		596,498	396,030	580,559

(*1)

The Group recognized probable outflow of resources amounting to ~~W~~67,384 million and ~~W~~80,220 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Group as of March 31, 2025 and December 31, 2024, respectively.

(*2)

According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power generated by new and renewable energy sources. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of March 31, 2025 and December 31, 2024, the Group recognized ~~W~~97,704 million and ~~W~~64,249 million respectively, as provision.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

18. Provisions (cont’d)

(b)	Changes in provisions for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

1)	For the three-month period ended March 31, 2025

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	191,861	35,108	(79,854)	(4,639)	(205)	142,271
Provision for construction warranties		186,860	10,134	(10,342)	(1,284)	(384)	184,984
Provision for legal contingencies and claims		96,446	2,763	(9,341)	(2,026)	1,199	89,041
Provision for the restoration		207,851	13,668	(256)	(4,811)	1,174	217,626
Others		293,571	63,600	(7,253)	(16,114)	(3,082)	330,722

	~~W~~	976,589	125,273	(107,046)	(28,874)	(1,298)	964,644

(*1)	Including adjusted foreign currency translation differences and others.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	184,391	224,339	(187,004)	(29,461)	(404)	191,861
Provision for construction warranties		196,758	53,244	(48,471)	(8,274)	(6,397)	186,860
Provision for legal contingencies and claims		73,062	54,929	(12,964)	(19,743)	1,162	96,446
Provision for the restoration		175,820	28,917	(8,311)	(6,485)	17,910	207,851
Others		257,722	255,624	(151,362)	(76,790)	8,377	293,571

	~~W~~	887,753	617,053	(408,112)	(140,753)	20,648	976,589

(*1)	Including adjusted foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to defined contribution retirement plans for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	18,764	18,669

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the statements of financial position as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Present value of funded obligations	~~W~~	2,560,339	2,589,246
Fair value of plan assets(*1)		(2,866,194)	(2,962,342)
Present value of non-funded obligations		5,212	7,092

Net defined benefit liabilities	~~W~~	(300,643)	(366,004)

(*1)

As of March 31, 2025 and December 31, 2024, the Group recognized net defined benefit assets amounting to ~~W~~360,802 million and ~~W~~409,147 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)

The amounts recognized in relation to net defined benefit plan in the interim condensed consolidated statements of comprehensive income for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current service costs	~~W~~	69,778	67,822
Net interest costs		(4,256)	(5,574)

	~~W~~	65,522	62,248

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

20. Other Liabilities

Other liabilities as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current
Due to customers for contract work	~~W~~	314,379	491,495
Advances received		313,953	253,171
Unearned revenue		104,961	87,969
Withholdings		267,814	307,753
Firm commitment liability		2,047	10,384
Others(*1)		24,025	22,726

	~~W~~	1,027,179	1,173,498

Non-current
Unearned revenue	~~W~~	4,307	4,317
Others(*1)		92,673	94,942

	~~W~~	96,980	99,259

(*1)

As of March 31, 2025 and December 31, 2024, the Group recognized the assumed liability amounting to ~~W~~38,885 million and ~~W~~41,770 million, respectively, related to unfavorable terms of a customer contract compared to market-terms upon the acquisition of Senex Energy Limited.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by levels in the fair value hierarchy as of March 31, 2025 and December 31, 2024 are as follows:

①	March 31, 2025

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	776,609	—	776,609	—	776,609
Short-term financial instruments		756,805	—	756,805	—	756,805
Equity securities		76,166	16,263	—	59,903	76,166
Debt securities		117,502	—	84,500	33,002	117,502
Other securities		760,731	—	—	760,731	760,731
Derivative hedging instruments(*2)		3,885	—	3,885	—	3,885
Fair value through other comprehensive income
Equity securities		1,110,575	728,315	—	382,260	1,110,575
Assets held for sale		492,418	492,418	—	—	492,418
Financial assets measured at amortized cost(*1)				—
Cash and cash equivalents		6,772,543	—	—	—	—
Trade accounts and notes receivable		9,653,494	—	—	—	—
Other receivables		2,919,973	—	—	—	—
Debt securities		494,259	—	—	—	—
Deposit instruments		7,504,086	—	—	—	—
Assets held for sale		28,919	—	—	—	—

	~~W~~	31,467,965	1,236,996	1,621,799	1,235,896	4,094,691

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	36,106	—	36,106	—	36,106
Borrowings		40,647	40,647	—	—	40,647
Derivative hedging instruments(*2)		3,374	—	3,374	—	3,374
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,690,532	—	—	—	—
Borrowings		27,150,620	—	27,328,802	—	27,328,802
Financial guarantee liabilities		15,907	—	—	—	—
Others		3,822,229	—	—	—	—
Other financial Liabilities		67,914	—	—	—	—

	~~W~~	36,827,329	40,647	27,368,282	—	27,408,929

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influence cash flow from borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

21.	Financial Instruments (cont’d)

②	December 31, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	946,393	—	946,393	—	946,393
Short-term financial instruments		1,212,643	—	1,212,643	—	1,212,643
Equity securities		52,222	26,792	—	25,430	52,222
Debt securities		113,728	—	82,699	31,029	113,728
Other securities		762,177	—	—	762,177	762,177
Derivative hedging instruments(*2)		16,483	—	16,483	—	16,483
Fair value through other comprehensive income
Equity securities		1,119,322	703,181	—	416,141	1,119,322
Assets held for sale		604,439	604,439	—	—	604,439
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		6,767,898	—	—	—	—
Trade accounts and notes receivable		9,374,217	—	—	—	—
Other receivables		2,739,523	—	—	—	—
Debt securities		402,644	—	—	—	—
Deposit instruments		6,445,428	—	—	—	—

	~~W~~	30,557,117	1,334,412	2,258,218	1,234,777	4,827,407

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	105,187	—	105,187	—	105,187
Borrowings		39,053	39,053	—	—	39,053
Derivative hedging instruments(*2)		5,835	—	5,835	—	5,835
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		6,161,177	—	—	—	—
Borrowings		25,958,314	—	26,166,994	—	26,166,994
Financial guarantee liabilities		13,916	—	—	—	—
Others		3,895,526	—	—	—	—
Other financial Liabilities		68,857	—	—	—	—

	~~W~~	36,247,865	39,053	26,278,016	—	26,317,069

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influence cash flow from borrowings.

2)	Finance income and costs by category of financial instrument for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

①	For the three-month period ended March 31, 2025

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	3,558	—	15,333	1,086	19,977	—
Derivative assets		—	77,298	—	58,286	—	135,584	—
Financial assets at fair value through other comprehensive income		—	—	—	—	16,154	16,154	39,274
Financial assets measured at amortized cost		125,672	—	87,102	(20,019)	(4,134)	188,621	—
Financial liabilities at fair value through profit or loss		—	(81)	(1,513)	—	—	(1,594)	—
Derivative liabilities		—	(28,441)	—	(115,285)	—	(143,726)	(126)
Financial liabilities measured at amortized cost		(262,356)	—	(85,459)	—	(10,683)	(358,498)	—

	~~W~~	(136,684)	52,334	130	(61,685)	2,423	(143,482)	39,148

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

21. Financial Instruments (cont’d)

②	For the three-month period ended March 31, 2024

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	72,433	—	12,393	92	84,918	—
Derivative assets		—	154,550	—	(42,116)	—	112,434	—
Financial assets at fair value through other comprehensive income		—	—	—	—	18,118	18,118	7,648
Financial assets measured at amortized cost		172,436	—	340,296	(17,429)	(34)	495,269	—
Financial liabilities at fair value through profit or loss		—	144,001	(32,435)	—	—	111,566	—
Derivative liabilities		—	98,899	—	59,745	—	158,644	(407)
Financial liabilities measured at amortized cost		(246,801)	—	(552,891)	—	(5,138)	(804,830)	—

	~~W~~	(74,365)	469,883	(245,030)	12,593	13,038	176,119	7,241

(b)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2024.

22. Share Capital and Capital Surplus

(a) Share capital as of March 31, 2025 and December 31, 2024 is as follows:

(Share, in Won)	March 31, 2025		December 31, 2024
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1,2)		80,932,952	82,624,377
Share capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2025, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 10,776,164 and such ADRs are equivalent to 2,694,041 shares of common stock.
(*2)

Pursuant to the resolution of the Board of Directors’ meeting on February 19, 2025, the Company decided to retire 1,691,425 shares using distributable profits, and it was completed on March 31, 2025. As a result, as of March 31, 2025, the Company’s total number of issued shares has decreased.

(*3)	As of March 31, 2025, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~77,738 million due to retirement of 15,547,673 treasury stocks.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

22. Share Capital and Capital Surplus (cont’d)

(b) Capital surplus as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Other capital surplus		378,051	376,075

	~~W~~	1,650,870	1,648,894

23. Other components of equity

Details of other components of equity as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Capital adjustment arising from investments in equity-accounted investees	~~W~~	74,702	76,870
Changes in fair value of equity investments at fair value through other comprehensive income		57,935	20,066
Foreign currency translation differences		1,013,031	983,071
Losses on valuation of derivatives		(1,051)	(925)
Others		76,348	76,347

	~~W~~	1,220,965	1,155,429

24. Treasury Shares

Based on the Board of Directors’ resolution, the Group holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

(shares, in millions of Won)	March 31, 2025			December 31, 2024
	Number of shares	Amount		Number of shares	Amount
Beginning	7,003,598	~~W~~	1,550,862	8,695,023	~~W~~	1,889,658
Acquisition of treasury shares	—		—	255,428		92,311
Retirement of teasury shares	(1,691,425)		(374,546)	(1,946,853)		(431,107)

Ending	5,312,173	~~W~~	1,176,316	7,003,598	~~W~~	1,550,862

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

25. Revenue

(a)	Disaggregation of revenue

Details of revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

1)	March 31, 2025

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Materials of secondary battery	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,129,725	5,271,052	—	1,855	617,043	—	15,019,675
Revenue from services		223,413	583,728	26,611	83,204	—	4,945	921,901
Revenue from construction contract		—	—	1,442,395	—	4,141	—	1,446,536
Others		32,108	1,586	939	10,853	—	3,178	48,664

	~~W~~	9,385,246	5,856,366	1,469,945	95,912	621,184	8,123	17,436,776

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,161,833	5,272,638	10,769	12,708	617,043	3,178	15,078,169
Revenue recognized over time		223,413	583,728	1,459,176	83,204	4,141	4,945	2,358,607

	~~W~~	9,385,246	5,856,366	1,469,945	95,912	621,184	8,123	17,436,776

2)	March 31, 2024

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Materials of secondary battery	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,591,149	4,632,333	—	3,526	897,391	—	15,124,399
Revenue from services		235,862	699,574	25,258	83,633	1,877	3,890	1,050,094
Revenue from construction contract		—	—	1,813,979	—	7,092	—	1,821,071
Others		33,765	1,861	3,638	10,410	—	6,712	56,386

	~~W~~	9,860,776	5,333,768	1,842,875	97,569	906,360	10,602	18,051,950

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,624,914	4,634,194	12,079	13,936	897,391	6,712	15,189,226
Revenue recognized over time		235,862	699,574	1,830,796	83,633	8,969	3,890	2,862,724

	~~W~~	9,860,776	5,333,768	1,842,875	97,569	906,360	10,602	18,051,950

(b)	Details of contract assets and liabilities from contracts with customers as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Receivables
Trade accounts and notes receivable	~~W~~	9,653,494	9,374,218
Contract assets
Due from customers for contract work		1,520,264	1,475,180
Contract liabilities
Advance received		317,055	256,522
Due to customers for contract work		314,379	491,495
Unearned revenue		107,045	89,807

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

26. Contract under Input Method

(a)	Details of outstanding contracts as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025			December 31, 2024
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	19,730,030	281,316	27,830,242	262,814
Accumulated contract profit		1,182,000	44,058	1,903,582	43,690
Accumulated contract loss		(590,987)	(11,953)	(707,167)	(1,930)
Accumulated contract revenue		20,321,043	313,421	29,026,657	304,574

(b)	Details of due from customers for contract work and due to customers for contract work as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025			December 31, 2024
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	1,509,216	24,242	1,473,843	13,716
Due to customers for contract work		(308,337)	(6,042)	(479,546)	(11,949)

	~~W~~	1,200,879	18,200	994,297	1,767

(c)	Details of the provisions for construction loss as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Construction segment	~~W~~	45,506	52,492
Others		871	857

	~~W~~	46,377	53,349

(d)

For the three-month period ended March 31, 2025, the total contract revenues and the estimated total contract costs have changed and the impact of such changes on profit before income tax for the current and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total contract revenue		Changes in estimated total contract costs	Net income	Future income (loss)	Total
Construction segment	~~W~~	726,302	684,354	(53,010)	94,958	41,948
Others		736	(387)	978	145	1,123

	~~W~~	727,038	683,967	(52,032)	95,103	43,071

The above details of impact on profit for the current and future periods are calculated based on the total contract costs estimated considering the events that occurred for the period from the commencement date of the contract to March 31, 2025 and the estimated total contract revenue as of March 31, 2025. The estimated total contract costs and revenue are subject to change in future periods.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

26. Contract under Input Method (cont’d)

(e) Uncertainty of estimates

1) Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Group’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2) Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Based on recent purchasing price at market price
Labor cost	Based on average monthly and daily labor cost
Outsourcing cost	Based on historical cost over similar project and actual contractual rate

Management reviews estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

27. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Wages and salaries	~~W~~	312,768	303,851
Expenses related to post-employment benefits		24,492	23,844
Other employee benefits		82,135	77,529
Travel		11,968	10,377
Depreciation		48,086	40,830
Amortization		28,217	27,213
Communication		3,761	3,890
Electricity		4,723	3,673
Taxes and public dues		19,382	15,237
Rental		9,683	4,765
Repairs		2,611	3,468
Entertainment		3,353	3,993
Advertising		18,237	20,352
Research & development		46,870	49,345
Service fees		53,344	53,347
Vehicles maintenance		2,148	2,008
Industry association fee		3,847	2,321
Conference		6,045	4,817
(Recovery of) Bad debt expenses		25,862	17,739
Others		8,051	16,848

	~~W~~	715,583	685,447

(b) Selling expenses

Selling expenses for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Freight and custody expenses	~~W~~	5,187	6,080
Operating expenses for distribution center		183	265
Sales commissions		17,923	22,054
Sales advertising		94	200
Sales promotion		2,547	2,743
Sample		737	567
Sales insurance premium		9,487	8,239
Contract cost		11,995	17,866
Others		3,700	2,349

	~~W~~	51,853	60,363

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

28. Finance Income and Costs

Details of finance income and costs for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Finance income
Interest income	~~W~~	125,672	172,436
Dividend income		17,240	18,210
Gain on foreign currency transactions		257,329	304,843
Gain on foreign currency translations		231,691	302,527
Gain on derivatives transactions		64,228	78,174
Gain on valuations of derivatives		80,148	300,348
Gain on disposals of financial assets at fair value through profit of loss		16,234	25,287
Gain on valuations of financial assets at fair value through profit or loss		10,651	85,306
Gain on valuations of financial liabilities at fair value through profit or loss		—	144,001
Others		1,486	3,169

	~~W~~	804,679	1,434,301

Finance costs
Interest expenses	~~W~~	262,356	246,801
Loss on foreign currency transactions		273,721	266,068
Loss on foreign currency translations		215,169	586,332
Loss on derivatives transactions		121,227	60,545
Loss on valuation of derivatives		31,291	46,899
Loss on disposal of trade accounts and notes receivable		20,019	17,429
Loss on disposals of financial assets at fair value through profit or loss		901	12,894
Loss on valuations of financial assets at fair value through profit or loss		7,093	12,873
Loss on valuations of financial liabilities at fair value through profit or loss		81	—
Others		16,303	8,341

	~~W~~	948,161	1,258,182

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Other non-operating income
Recovery of other bad debt expenses	~~W~~	345	2,322
Gain on disposals of investment in subsidiaries, associates and joint ventures		25,447	18
Gain on disposals of property, plant and equipment		2,163	5,997
Gain on disposal of assets held for sale		52,148	—
Gain on valuation of firm commitment		9,606	13,447
Reversal of other provisions		3,819	2,459
Gain on disposals of emission rights		4	2,970
Others		39,333	30,216

	~~W~~	132,865	57,429

Other non-operating expenses
Other bad debt expenses	~~W~~	—	10,847
Loss on disposals of investments in subsidiaries, associates and joint ventures		196	20
Loss on disposals of property, plant and equipment		13,274	13,365
Impairment loss on property, plant and equipment		47,580	40,631
Loss on disposal of assets held for sale		—	31,222
Loss on valuation of firm commitment		2,447	1,309
Idle tangible asset expenses		1,321	1,466
Increase to provisions		1,305	3,079
Donations		21,523	23,133
Others		25,504	36,805

	~~W~~	113,150	161,877

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for each of the three-month periods ended March 31, 2025 and 2024 are as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2025		March 31, 2024
Raw material used, changes in inventories and others	~~W~~	10,507,948	10,465,365
Employee benefits expenses		1,265,969	1,211,194
Outsourced processing cost		2,037,658	2,549,589
Electricity and water expenses		364,019	322,578
Depreciation(*1)		909,721	880,865
Amortization		112,756	122,641
Freight and custody expenses		562,217	674,468
Sales commissions		17,923	22,054
Loss on disposal of property, plant and equipment		13,274	13,365
Impairment loss on property, plant and equipment		47,580	40,631
Impairment loss on intangible assets		12	11
Donations		21,523	23,133
Other expenses		1,120,885	1,304,911

	~~W~~	16,981,485	17,630,805

(*1)	Including depreciation of investment property.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

31. Income Taxes

The effective tax rates of the Group for each of the three-month periods ended March 31, 2025 and 2024 are 32.50% and 17.02%, respectively.

(a)	Application of the Consolidated Tax Payment System

In 2025, the Group has applied the consolidated tax payment system, under which a controlling company and its domestic subsidiaries, if economically integrated, are treated as a single tax entity for corporate income tax purposes. Under this system, the controlling company, as the consolidated parent entity, is responsible for filing and paying the corporate income tax on behalf of the entire consolidated group. After payment, the parent company collects the corresponding tax amounts from each domestic subsidiary.

Domestic and foreign subsidiaries that are not included in the consolidated tax payment system calculate and pay corporate income tax based on each legal entity as a separate tax unit.

Deferred tax assets and deferred tax liabilities of entities included in the consolidated tax payment system are offset when the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same tax authority and there is an intention to settle them on a net basis.

(b)	Global minimum tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the parent company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Group calculated the Pillar Two income tax expense for the three-month period ended March 31, 2025 as it is subject to global minimum tax under the OECD’s Pillar Two Model Rules. The Group reviewed subsidiaries qualifying as taxpayers, including the parent company and, as a result, did not recognize any income tax expense for the three-month period ended March 31, 2025 as the impact of the global minimum tax on the consolidated financial statements as of March 31, 2025 would not be significant. Furthermore, the Group applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum tax and does not disclose information related to deferred income tax.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

32. Earnings per Share

(a)	Basic earnings per share for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

(in Won, except per share information)	March 31, 2025		March 31, 2024
Profit attributable to controlling interest	~~W~~	302,295,393,171	540,715,276,945
Weighted-average number of common shares outstanding(*1)		75,620,779	75,876,207
Basic earnings per share	~~W~~	3,998	7,126

(*1)	The weighted-average number of common shares used to calculate basic earnings per share is as follows:

(shares)	March 31, 2025	March 31, 2024
Total number of common shares issued	82,624,377	84,571,230
Weighted-average number of treasury shares	(7,003,598)	(8,695,023)

Weighted-average number of common shares outstanding	75,620,779	75,876,207

The Group has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of March 31, 2025 and December 31, 2024. The diluted earnings per share for the three-month period ended March 31, 2025 is the same as the basic earnings per share due to the anti-dilutive effect.

(b)	Diluted earnings per share for the three-month period ended March 31, 2024 are calculated as follows:

(in Won, except share information)	March 31, 2024
Profit attributable to controlling interest	~~W~~	540,715,276,945
loss from revaluation of and exchange rate on exchangeable bonds		(87,838,993,624)
Adjusted weighted-average number of common shares outstanding(*1)		79,189,781
Diluted earnings per share		5,719

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

(*1)	The weighted-average number of common shares outstanding used to calculate diluted earnings per share is as follows:

(shares)	March 31, 2024
Weighted-average number of common shares outstanding	75,876,207
Weighted-average number of potential common shares	3,313,574

Adjusted weighted-average number of common shares	79,189,781

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

33. Related Party Transactions

(a) Related parties of the Group as of December 31, 2025 are as follows:

Type	Company
Investments in associates and joint ventures	[Domestic] POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC and others.

[Foreign]
Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO,
PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co.,Ltd,
South -East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc.,
KOREA LNG LTD., Nickel Mining Company SAS and others.

(b)	Material transactions between the Group and related parties for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

1)	For the three-month period ended March 31, 2025

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City
Development, LLC	~~W~~	43,934	—	—	—	54
SNNC		17,840	—	3	126,584	1,815
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		11,279	—	—	1	—
Gunggi Green Energy		5,724	—	—	—	1,477
POS-SEAH STEEL WIRE(TIANJIN)CO.,Ltd		3,282	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		13,085	—	—	86	—
South-East Asia Gas Pipeline Company Ltd.		—	11,941	—	—	—
POSCO MC MATERIALS		31,430	3,000	—	1,515	90
Samcheok Blue Power Co., Ltd.		61,920	2,795	352	—	—
POSCO(Guangdong) Automotive Steel Co., Ltd		52,643	—	—	60,632	—
HBIS-POSCO Automotive Steel Co., Ltd		5,645	—	—	8,907	71
Roy Hill Holdings Pty Ltd		—	62,937	—	387,494	—
Others		46,653	25,175	211	36,530	11,286

	~~W~~	293,435	105,848	566	621,749	14,793

(*1)	As of March 31, 2025, the Group provides payment guarantees to the related parties (see Note 34).

2)	For the three-month period ended March 31, 2024

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City
Development, LLC	~~W~~	57,107	—	—	—	94
SNNC		27,914	—	3	120,908	9
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		14,232	—	—	587	—
Gunggi Green Energy		7,796	—	—	—	1,416
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		3,496	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		13,642	—	—	1	—
South-East Asia Gas Pipeline Company Ltd.		—	15,015	—	—	—
POSCO MC MATERIALS		28,943	—	—	1,172	177
Samcheok Blue Power Co., Ltd.		74,533	2,471	169	—	—
Pocheon-Hwado Highway Corp.		44,812	—	—	—	—
POSCO(Guangdong) Automotive Steel Co., Ltd		67,017	—	—	77,103	—
HBIS-POSCO Automotive Steel Co., Ltd		14,036	—	—	5,657	—
Roy Hill Holdings Pty Ltd		—	114,870	—	439,363	—
Others		24,506	23,620	171	42,008	23,404

	~~W~~	378,034	155,976	343	686,799	25,100

(*1)	As of March 31, 2024, the Group provides payment guarantees to the related parties (see Note 34).

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

33. Related Party Transactions (cont’d)

(c)	The balances of receivables and payables arising from significant transactions between the Group and the related parties as of March 31, 2025 and December 31, 2024 are as follows:

1)	March 31, 2025

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City
Development, LLC	~~W~~	113,501	—	—	113,501	—	2,936	2,936
Gunggi Green Energy		11,316	—	10,706	22,022	—	441	441
POSCO(Guangdong) Automotive Steel Co., Ltd		37,751	15,833	—	53,584	34,485	—	34,485
AMCI (WA) PTY LTD		—	143,928	—	143,928	—	—	—
HBIS-POSCO Automotive Steel Co.,Ltd		8,987	—	—	8,987	1,037	1,809	2,846
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,467	—	—	4,467	—	—	—
Samcheok Blue Power Co., Ltd.		169,986	—	164	170,150	—	6,005	6,005
Nickel Mining Company SAS		—	71,453	156	71,609	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		15,752	—	—	15,752	138	—	138
POSCO MC MATERIALS		12,437	—	3,195	15,632	625	355	980
Pocheon-Hwado Highway Corp.		10,985	—	—	10,985	—	—	—
UITrans LRT Co., Ltd.		—	39,353	91	39,444	—	—	—
Roy Hill Holdings Pty Ltd		50,201	—	12,659	62,860	261,980	—	261,980
SNNC		11,314	—	57	11,371	28,220	401	28,621
FQM Australia Holdings Pty Ltd		—	292,500	—	292,500	—	—	—
Others		33,525	22,275	152,912	208,712	2,907	12,745	15,652

	~~W~~	480,222	585,342	179,940	1,245,504	329,392	25,050	354,442

(*1)	As of March 31, 2025, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~510,569 million.

2)	December 31, 2024

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City
Development, LLC	~~W~~	96,730	—	1,657	98,387	—	30,087	30,087
Gunggi Green Energy		5,846	—	10,706	16,552	—	567	567
POSCO(Guangdong) Automotive Steel Co., Ltd		46,547	6,162	—	52,709	48,866	—	48,866
AMCI (WA) PTY LTD		—	142,767	—	142,767	—	—	—
HBIS-POSCO Automotive Steel Co.,Ltd		13,924	—	—	13,924	5,483	1,922	7,405
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		5,970	—	—	5,970	—	—	—
Samcheok Blue Power Co., Ltd.		189,173	—	148	189,321	—	77,187	77,187
Nickel Mining Company SAS		—	68,793	122	68,915	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		19,628	—	—	19,628	—	—	—
POSCO MC MATERIALS		14,544	—	168	14,712	1,314	357	1,671
Pocheon-Hwado Highway Corp.		10,985	—	—	10,985	—	—	—
UITrans LRT Co., Ltd.		13,592	51,051	9,187	73,830	—	—	—
Roy Hill Holdings Pty Ltd		25,023	—	8,836	33,859	356,234	25	356,259
SNNC		12,861	—	70	12,931	10,322	1,298	11,620
FQM Australia Holdings Pty Ltd		—	292,764	—	292,764	—	—	—
Others		27,728	19,730	138,239	185,697	10,168	10,129	20,297

	~~W~~	482,551	581,267	169,133	1,232,951	432,387	121,930	554,317

(*1) As of December 31, 2024, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~506,673 million.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

33. Related Party Transactions (cont’d)

(d)	Major financial transactions between the Group and the related parties for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

1)	For the three-month period ended March 31, 2025

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	51,051	—	(11,698)	—	39,353
PT. Tanggamus Electric Power		3,854	—	—	(9)	3,845
Nickel Mining Company SAS		68,793	—	—	2,660	71,453
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		1,470	—	—	(3)	1,467
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		142,767	68	—	1,093	143,928
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		5,636	—	—	11	5,647
FQM Australia Holdings Pty Ltd		292,764	—	—	(264)	292,500
POHANG E&E Co. , LTD		3,228	—	—	—	3,228
POSCO(Guangdong) Automotive Steel Co., Ltd.		6,162	26,040	(16,444)	75	15,833
Gale International Korea, LLC		100	80	—	—	180
P&O Chemical Co., Ltd.		3,060	—	—	(3,060)	—
CAML		—	5,524	—	—	5,524

	~~W~~	581,267	31,712	(28,142)	503	585,340

(*1)	Including adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	46,335	4,718	—	(2)	51,051
PT. Tanggamus Electric Power		4,826	—	(1,288)	316	3,854
Nickel Mining Company SAS		64,197	—	—	4,596	68,793
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		2,579	—	(1,379)	270	1,470
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		112,177	6,499	—	24,091	142,767
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		5,158	—	—	478	5,636
FQM Australia Holdings Pty Ltd		256,938	3,126	—	32,700	292,764
POHANG E&E Co. , LTD		1,646	1,582	—	—	3,228
POSCO(Guangdong) Automotive Steel Co., Ltd.		14,332	59,402	(68,294)	722	6,162
Gale International Korea, LLC		—	100	—	—	100
P&O Chemical Co., Ltd.		—	3,060	—	—	3,060

	~~W~~	510,570	78,487	(70,961)	63,171	581,267

(*1)	Including adjusted foreign currency translation differences and others.

(e)

For each of the three-month periods ended March 31, 2025 and 2024, there were additional investments in associates and joint ventures and others amounting to ~~W~~17,669 million and ~~W~~30,777 million, respectively.

(f)	For each of the three-month periods ended March 31, 2025 and 2024, details of compensation to key management officers are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Short-term benefits	~~W~~	46,078	43,273
Long-term benefits		2,518	2,953
Retirement benefits		7,125	8,761

	~~W~~	55,721	54,987

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Group’s business and operations.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

34. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities can change due to unforeseen circumstances; therefore, management continuously reviews whether the likelihood of an outflow of resources embodying economic benefits has increased. Except in extremely rare circumstances where it cannot be reliably estimated, if the likelihood of an outflow of future economic benefits has increased, even if it had been treated as a contingent liability in the past, such changes in likelihood are recognized as a provision in the consolidated financial statements for the period in which the change occurred.

Management of the Group makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the support of internal and/or external specialists.

Management of the Group regularly analyzes the most current information on contingent events and provides information regarding provisions related to contingent losses, including potential estimated legal costs. Such assessments are based on consultations with internal and external legal counsel. In making the decision on the recognition of a provision, management considers the likelihood of an outflow of resources embodying economic benefits to settle the obligation and the possibility of making a reliable estimate of the amount.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

34. Commitments and Contingencies (cont’d)

(b)	Details of guarantees

1)	Contingent liabilities on outstanding guarantees provided by the Group as of March 31, 2025 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	200,000,000	293,300	—	—
	POSCO Argentina S.A.U	HSBC and others	USD	1,079,900,000	1,583,673	860,996,774	1,262,652
POSCO	POSCO-VIETNAM Co., Ltd.	Shinhan Bank and others	USD	110,000,000	161,315	30,000,000	43,995
	POSCO ASSAN TST STEEL INDUSTRY Inc	Citibank and others	USD	122,850,000	180,160	122,850,000	180,160
	POSCO COATED STEEL (THAILAND) CO., LTD.	HSBC and others	THB	4,800,000,000	207,312	1,776,000,000	76,705
POSCO INTERNATIONAL Corporation	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	POSCO Asia Co., Ltd.	USD	13,200,000	19,358	11,000,000	16,132
	PT. Bio Inti Agrindo	BTPN and others	IDR	902,400,000,000	79,953	902,400,000,000	79,953
	POSCO ASSAN TST STEEL INDUSTRY	Woori Bank Hong Kong and others	USD	13,650,000	20,018	13,650,000	20,018
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	73,325	—	—
	POSCO INTERNATIONAL JAPAN Corp.					—	—
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL ITALIA S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					20,000,000	29,330
	POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD					—	—
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.					—	—
	POSCO INTERNATIONAL POLAND E-MOBILITY Sp.z.o.o					—	—
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC MALAYSIA	USD	5,000,000	7,333	5,000,000	7,333
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	102,903,407	150,908	41,301,000	60,568
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.	Export-Import Bank of Korea and others	USD	52,054,800	76,338	44,379,000	65,082
	PT POSCO INTERNATIONAL ENP INDONESIA	PT Bank Negara Indonesia	USD	750,000	1,100	750,000	1,100
	AGPA PTE. LTD.	SMBC Singapore	USD	20,880,000	30,621	20,880,000	30,621
POSCO Eco & Challenge Co., Ltd.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd.	USD	6,000,000	8,799	6,000,000	8,799
POSCO STEELEON CO.,LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	16,784,336	24,614	13,986,947	20,512
POSCO FUTURE M CO., LTD.	ULTIUM CAM LIMITED PARTNERSHIP	Investissement Quebec, Strategic Innovation Fund	CAD	299,562,500	306,875	232,265,400	237,935
[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	SMBC	EUR	46,000,000	73,041	46,000,000	73,041
POSCO	POSUK Titanium LLP	Shinhan Bank	USD	13,250,000	19,431	12,750,000	18,698
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank Bahrain	USD	6,650,000	9,752	5,250,000	7,699
POSCO Eco & Challenge Co., Ltd.	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	149,200	149,200	122,170	122,170
[Others]

POSCO Eco & Challenge Co., Ltd.	Subcontractors for maintenance projects, etc.	Kookmin Bank and others	KRW	884,123	884,123	288,494	288,494
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	18,112,062	16,675	18,112,062	16,675
PT. Bio lnti Agrindo	KSU Mandob Sejatera	Bank Muamalat	IDR	80,000,000,000	7,088	18,933,333,333	1,677
POSCO COATED STEEL (THAILAND) CO., LTD.	AMATA NATURAL GAS DISTRIBUTION COMPANY LIMITED and others	SC Bank	THB	54,614,000	2,359	54,614,000	2,359
	BUREAU OF INDIAN STANDARDS (BIS)	SC Bank	USD	10,000	15	10,000	15
POSCO Maharashtra Steel Private Limited	Gail India and others	HSBC and others	INR	852,129,542	14,606	852,129,542	14,606

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

34. Commitments and Contingencies (cont’d)

2)	Details of credit enhancements by type of the Group’s PF business as of March 31, 2025 are as follows:

①	Maintenance projects and others

a.	Information about maturity of the loans related to PF credit enhancements such as debt acceptance and fund supplementation is as follows:

(in millions of Won)								Balance of the loans
Provider	Projects(*1)	Borrower	Type	Credit enhancement measures	Agreed amount		Executed amount	Total	Within 3 months	3~6 months	6 months ~1 year	1 year ~2 years	2 years ~3 years	After 3 years
[The Company]
POSCO Eco & Challenge Co., Ltd.	Other projects	JB CLARK HILLS CORP	Main PF	Debt assumption	~~W~~	48,395	40,329	40,329	—	40,329	—	—	—	—
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	Other projects	New Songdo International City Development, LLC	Mortgage loan	Debt assumption		494,000	300,100	300,100	—	—	—	—	300,100	—
[Others]
POSCO Eco & Challenge Co., Ltd.	Maintenance projects	Bangbae Shindonga Apartment Reconstruction and Maintenance Project Association, etc.	Main PF	Debt assumption		951,626	452,672	452,672	33,600	126,345	—	177,648	—	115,079
	Other projects	Civic Center PFV	Main PF	Debt assumption		45,000	45,000	45,000	—	—	—	—	—	45,000
	Other projects	LandmarkSewoon	Main PF	Debt assumption		50,000	50,000	50,000	—	—	—	—	—	50,000
	Other projects	DAON INP Co., Ltd.	Main PF	Joint guarantee		36,000	14,100	14,100	—	—	14,100	—	—	—
	Other projects	Jeonju Eco-city	Main PF	Debt assumption		53,300	22,800	22,800	—	—	—	22,800	—	—
	Other projects	Apcity HNG	Main PF	Debt assumption		10,000	10,000	10,000	—	—	10,000	—	—	—
POSCO DX	Other projects	Jeonnong school keeper co. and others(*2)	Main PF	Supplemental funding agreement		123,309	42,185	42,185	—	—	—	—	1,037	41,148

						1,269,235	636,757	636,757	33,600	126,345	24,100	200,448	1,037	251,227

					~~W~~	1,811,630	977,186	977,186	33,600	166,674	24,100	200,448	301,137	251,227

(*1)

The maintenance project mainly consists of reconstruction and condominium construction projects, and other projects consist of constructions of office buildings, retail shops, warehouses, and educational facilities.

(*2)

The obligation to supplement funding has been included in the Group’s proportionate interests. The execution amount of the supplement funding obligation may vary depending on the fulfillment of such obligations by other construction investors or operational investors. (Including other interests: guarantee limit of ~~W~~1,122,320 million, outstanding loan balance of ~~W~~387,433 million)

b.	Details of conditional debt acceptance and principal and interest repayment commitments in the event of non-compliance with completion guarantee covenant as of March 31, 2025 are as follows:

(in millions of Won)		Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	All	19	~~W~~	8,667,885	3,612,841	1,924,635
	Between the Group	19		6,346,761	2,580,097	1,263,098

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~17,465 million for maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the completion guarantee.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

34. Commitments and Contingencies (cont’d)

c.	Details of contingent liability for damages in the event of non-compliance with construction completion covenant as of March 31, 2025 are as follows:

(in millions of Won)		Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	All	1	~~W~~	305,519	76,000	31,862
	Between the Group	1		305,519	76,000	31,862
Other projects	All	33		11,016,466	11,073,200	7,291,808
	Between the Group	33		10,400,519	10,769,240	7,018,905

	All	34		11,321,985	11,149,200	7,323,670
	Between the Group	34	~~W~~	10,706,038	10,845,240	7,050,767

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~119,100 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the completion guarantee.

②	SOC projects

(in millions of Won)
Provider	Recipient	Credit enhancement measures	Number of constructions	Approved amount		Remaining balance after repayment
[The Company]
POSCO INTERNATIONAL Corporation	NEH Co. ltd	Supplemental funding agreement	1	~~W~~	550,000	113,000
[Associates and joint ventures]
POSCO DX	Pocheon-Hwado Highway Corp.(*1)	Providing funds	1		24,923	22,323
POSCO Eco & Challenge Co., Ltd.	Pocheon-Hwado Highway Corp.(*1)	Providing funds	1		319,515	286,183
	POHANG E&E Co., LTD(*2)	Providing funds and supplemental funding agreement	2		71,930	43,392
	Pureun Tongyeong Enviro Co., Ltd.(*2)	Providing funds	1		25,630	10,648
	Pure Gimpo.Co.,Ltd(*2)	Providing funds	1		51,565	22,718
	Clean Iksan Co.,Ltd(*2)	Providing funds	1		44,054	21,644

			7		537,617	406,908

[Others]
POSCO DX	Western Inland highway CO.,LTD.	Providing funds	1		47,348	30,566
POSCO Eco & Challenge Co., Ltd.	Western Seoul highway CO.,LTD. and others	Supplemental funding agreement	11		62,721	28,788
	Western Inland highway CO.,LTD. and others	Providing funds	42		2,752,905	1,475,156
	Pohang Youngil Bay New Port	Debt assumption	1		2,250	1,440
	Busan Sanseong Tunnel	Refinancing	1		35,296	26,750

			56		2,900,520	1,562,700

			64	~~W~~	3,988,137	2,082,608

(*1)	The Group provides a funding commitment of ~~W~~308,506 million (including other shares: ~~W~~558,079 million) equivalent to the Group’s share of the loan balance for the private investment project.
(*2)	The Group provides a funding commitment of ~~W~~95,702 million (including other shares: ~~W~~174,907 million) equivalent to the Group’s share of the loan balance for the private investment project.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

34. Commitments and Contingencies (cont’d)

3)	Other guarantees

①

As of March 31, 2025, the payment guarantees that the Group provides to clients, such as contract performance guarantees, installment guarantees, and defect guarantees, by subscribing to insurance policies with guarantee insurance companies or issuing guarantee certificates are as follows:

(in millions of Won)
Provider of credit enhancement	Recipient of credit enhancement	Types of guarantees	Agreed amount		Executed amount	Guarantor
[Subsidiaries]
POSCO Eco & Challenge Co., Ltd.	Ventanas Philippines Construction Inc	Guarantee on performance for contracts and others	~~W~~	11,448	11,448	Credit Agricole and others
POSCO GYR Tech	POSCO	Defect liability warranty		141	141	CI Guarantee

				11,589	11,589

[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	PT.Tanggamus Electric Power	Letter of credit		2,991	2,991	Hana Bank
	PT. Wampu Electric Power	Letter of credit		2,640	2,640	Hana Bank

				5,631	5,631

[Others]
POSCO Eco & Challenge Co., Ltd.	DAEWOO ENGINEERING & CONSTRUCTION Co., Ltd	Guarantee on performance for construction		7,975,884	7,970,650	Construction Guarantee Cooperative
POSCO WIDE Co., Ltd	Pureun Paju Co., Ltd.	Guarantee on performance and others		3,050	3,050	Seoul Guarantee Insurance
POSCO GYR Tech	KEPCO Plant Service & Engineering Co., Ltd.	Defect liability warranty		134	134	CI Guarantee

				7,979,068	7,973,834

			~~W~~	7,996,288	7,991,054

②	As of March 31, 2025, the primary payment guarantees and other guarantees that the Group is provided from the guarantee institution are as follows:

(in millions of Won)
Provider	Types of guarantees	Agreed amount		Executed amount
Construction Guarantee Cooperative	Subcontractor Payment Guarantee and others	~~W~~	4,539,474	4,539,474
Engineering guarantee insurance	Guarantee on performance for EPC contracts and others		901,168	622,530
Seoul Guarantee Insurance	Construction performance guarantee and others		527,192	527,192
Korea Housing & Urban Guarantee Corporation	Housing Guarantee and others		7,358,300	7,358,300
Woori Bank and others	Foreign currency guarantee		2,037,587	856,066
Korea software financial cooperative	Guarantee on performance for contracts		124,440	124,440
Seoul Guarantee Insurance	Guarantee on performance and others		91,285	91,285
Construction Guarantee Cooperative	Guarantee on performance		377	377
CI Guarantee	Defect liability warranty		275	275

		~~W~~	15,580,098	14,119,939

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

34. Commitments and Contingencies (cont’d)

(c)	Other commitments

Details of other commitments of the Group as of March 31, 2025 are as follows:

Company	Description

POSCO HOLDINGS INC.	As of March 31, 2025, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects.POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.As of March 31, 2025, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 85,083 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of March 31, 2025.

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2025, 76 million tons of iron ore and 5 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase contract period and volume are 550,000 tons per year for 20 years from August 2005, and 120,000 tons from September 2025 to March 2026. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of March 31, 2025, there are 34 vessels under contract, and the average remaining contract period is about 6 years.

POSCO entered into an agreement (LNG SPA) with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026.The purchase price is subject to change based on changes of U.S. Henry Hub Natural Gas Spot Price. POSCO has extension option of extending the purchase contract by five years.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. POSCO INTERNATIONAL Corporation has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, POSCO INTERNATIONAL Corporation is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to POSCO INTERNATIONAL Corporation. As of March 31, 2025, the shipper purchased two of the three chartered ship, resulting in the early termination of the ship purchase agreement.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO Eco & Challenge Co., Ltd.	As of March 31, 2025, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment.

POSCO FUTURE M CO., LTD	In accordance with the GP Shareholders Agreement with GM Battery Raw Materials Corporation (“GM”), the Company has an obligation to make additional capital contributions to ULTIUM CAM LIMITED PARTNERSHIP. As of March 31, 2025, the remaining amount of USD 666,061 thousand is scheduled to be contributed additionally by 2026 through capital call.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

34. Commitments and Contingencies (cont’d)

(d) Litigation in progress

The Group is involved in 442 lawsuits amounting to ~~W~~1,055.6 billion as a defendant as of March 31, 2025, which arise from the ordinary course of business such as claim for confirmation of employee status. The Group has recognized provisions amounting to ~~W~~67.4 billion for 55 lawsuits based on its reliable estimate of outflow of resources.

(e) Other major contingencies for the Group as of March 31, 2025 are as follows:

Company	Description
POSCO HOLDINGS INC.

POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO INTERNATIONAL Corporation	As of march 31, 2025, POSCO INTERNATIONAL Corporation has provided 24 blank promissory notes and 15 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd.	As of march 31, 2025, POSCO Eco & Challenge Co., Ltd. has provided 38 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans.

POSCO DX	As of march 31, 2025, POSCO DX has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

35. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Trade accounts and notes receivable	~~W~~	(202,991)	217,454
Other receivables		431,409	30,838
Inventories		865,893	(223,071)
Other current assets		(159,501)	(27,605)
Other non-current assets		(29,769)	(50,774)
Trade accounts and notes payable		(518,828)	(578,270)
Other payables		(644,452)	(524,919)
Other current liabilities		(65,404)	(55,926)
Provisions		(76,578)	(93,129)
Payments of severance benefits		(131,551)	(115,519)
Plan assets		124,073	91,445
Other non-current liabilities		(14,868)	3,305

	~~W~~	(422,567)	(1,326,171)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

36. Operating Segments

(a)

The Group’s operating businesses are organized based on the nature of markets and customers. During the three-month period ended March 31, 2025, the Group changed its internal organization and internal reporting structures. As a result, operating segments were re-categorized according to the revised reporting materials provided to the management for decision-making. Meanwhile, the Group has restated the information of the reporting segments from the previous quarter in accordance with the changes in the operating segments.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with KIFRS of the subsidiaries that constitute reportable operating segments.

Meanwhile the Group has classified the business segment, and the subsidiaries in each segments are as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Materials of Secondary battery		EV battery materials such as lithium, nickel, negative/cathode materials, and hydrogen business

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

The segment profit or loss does not reflect the consolidation adjustments allocated to each entity and is determined in the same way as the consolidated net income determined by KIFRS. Segment assets and liabilities are determined based on separate financial statements. There are various transactions between reporting segments, including disposal of property, plant and equipment and provision of construction services.

(b)	Information about reportable segments for each of the three-month periods ended March 31, 2025 and 2024 is as follows:

1)	For the three-month period ended March 31, 2025

(in millions of Won)	Steel		Infrastructure			Secondary bettery materials	Others	Total
			Trading	Construction	Logistics and others
External revenues	~~W~~	9,385,246	5,856,366	1,469,945	95,912	621,184	8,123	17,436,776
Internal revenues		5,577,344	4,704,403	418,255	781,190	308,624	678,380	12,468,196
Inter segment revenues		3,748,127	2,269,085	394,431	776,037	269,624	676,556	8,133,860
Total revenues		14,962,590	10,560,769	1,888,200	877,102	929,808	686,503	29,904,972
Segment profits (loss)		222,137	156,202	(8,193)	24,986	(97,014)	586,932	885,050

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

2)	For the three-month period ended March 31, 2024

	Steel		Infrastructure			Secondary bettery materials	Others	Total
(in millions of Won)			Construction	Trading	Logistics and others
External revenues	~~W~~	9,860,776	1,842,875	5,333,768	97,569	906,360	10,602	18,051,950
Internal revenues		5,583,438	692,088	5,191,876	994,437	249,782	913,093	13,624,714
Inter segment revenues		3,666,779	658,689	2,406,856	990,263	247,113	908,215	8,877,915
Total revenues		15,444,214	2,534,963	10,525,644	1,092,006	1,156,142	923,695	31,676,664
Segment profits		210,072	80,356	173,696	38,762	25,244	931,635	1,459,765

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

March 31, 2025 and 2024 (Unaudited)

36. Operating Segments (cont’d)

(c)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Total profit for the period	~~W~~	885,050	1,459,765
Fair value adjustments		(15,590)	(17,599)
Elimination of intra-group transactions		(525,225)	(834,351)
Income tax expense		165,723	124,696

Profit before income tax expense	~~W~~	509,958	732,511

37. Events after the reporting period

(a)

On May 7, 2025, the Company issued senior unsecured foreign bonds (Global Bonds) with a total issuance amount of USD 700 million, consisting of USD 400 million with a five-year maturity and USD 300 million with a ten-year maturity. The coupon rates are 5.125% for the five-year bonds and 5.750% for the ten-year bonds.

(b)

Pursuant to the resolution of the Board of Directors on May 31, 2025, the Company decided to increase capital in its subsidiaries to strengthen their financial soundness. The capital injections are as follows: ~~W~~525.6 billion to POSCO FUTURE M CO., LTD, ~~W~~ 328 billion to POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd., and ~~W~~ 69 billion to POSCO-GS Eco Materials Co., Ltd.

(c)	Pursuant to the resolution of the Board of Directors on May 13, 2025, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividends: ~~W~~189.1 billion).

(d)

POSCO Co., Ltd., a subsidiary of the Company, resolved at its Board of Directors meeting on April 21, 2025, to acquire the domestic steel scrap business’s assets from POSCO International Corporation. The expected closing date of the business transfer is May 16, 2025.

(e)

On April 11, 2025, POSCO E&C Co., Ltd., a subsidiary of the Company and the lead construction contractor, experienced a partial collapse of an underground structure at the construction site of Section 5-2 of the Sinansan Line double-track railway private investment project. This incident resulted in both human casualties and property damage. The authorities are currently conducting an investigation thereon. The cause of the accident, allocation of responsibility, potential future costs, and financial impact have not yet been determined.

38. Uncertainty in Estimates Due to Imposition of Tariffs by the United States

Under Section 232 of the Trade Expansion Act of the United States of America, the U.S. government has imposed a 25% tariff on all steel and aluminum products, effective from March 12, 2025. Due to the tariff newly imposed, there is uncertainty in estimating financial statements.

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for each of the three-month periods ended March 31, 2025 and 2024 with the independent auditor’s review report

Report on review of interim condensed separate financial statements

Ernst & Young Han Young
2-4F, 6-8F, Taeyoung Building, 111, Yeouigongwon-ro,
Yeongdeungpo-gu, Seoul 07241 Korea

Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim condensed separate financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed separate financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the interim condensed separate statement of financial position as of March 31, 2025 and the related interim condensed separate statements of comprehensive income, interim condensed separate statements of changes in equity and interim condensed separate statements of cash flows for each of the three-month periods ended March 31, 2025 and 2024, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed separate financial statements

Management is responsible for the preparation and presentation of these interim condensed separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed separate financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the separate statement of financial position of the Company as of December 31, 2024, and the related separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 12, 2025 expressed an unqualified opinion thereon. The accompanying separate statement of financial position of the Company as of December 31, 2024, presented for comparative purposes, is not different from the above audited separate statement of financial position.

May 15, 2025

This review report is effective as of May 15, 2025, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed separate financial statements and may result in modification to this review report.

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for each of the three-month periods ended March 31, 2025 and 2024

“The accompanying interim condensed separate financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Company.”

Jootae Lee

President and Representative Director

POSCO HODINGS INC.

POSCO HOLDINGS INC.

Interim condensed separate statements of financial position

as of March 31, 2025 (Unaudited) and December 31, 2024

(in millions of Won)	Notes	March 31, 2025 (unaudited)		December 31, 2024
Assets
Cash and cash equivalents	19, 32	~~W~~	418,565	409,387
Trade accounts and notes receivable, net	4, 19, 30, 32		774,609	178,822
Other receivables, net	5, 19, 30, 32		124,008	21,388
Other short-term financial assets	6, 19, 32		2,666,277	2,686,420
Assets held for sale	7		492,418	467,796
Current income tax assets	28		27,945	27,940
Other current assets	12		1,608	1,716

Total current assets			4,505,430	3,793,469

Other receivables, net	5, 19, 30		17,868	14,894
Other long-term financial assets	6, 19		462,396	421,822
Investments in subsidiaries, associates and joint ventures	8		45,624,363	45,631,965
Investment property, net	9		325,247	328,372
Property, plant and equipment, net	10, 32		414,948	415,993
Intangible assets, net	11, 32		21,285	21,461
Other non-current assets	12		7,835	5,821

Total non-current assets			46,873,942	46,840,328

Total assets		~~W~~	51,379,372	50,633,797

(continued)

1

POSCO HOLDINGS INC.

Interim condensed separate statements of financial position, continued

as of March 31, 2025 (Unaudited) and December 31, 2024

(in millions of Won)	Notes	March 31, 2025 (unaudited)		December 31, 2024
Liabilities
Short-term borrowings and current portion of long-term borrowings	13, 19, 32	~~W~~	40,648	39,053
Other current payables	14, 30 32		226,900	50,356
Other short-term financial liabilities	15, 19		20,192	18,302
Provisions	16		44,682	46,268
Current income tax liabilities			90,035	—
Other current liabilities	18		8,747	8,852

Total current liabilities			431,204	162,831

Long-term borrowings, excluding current portion	13		1,496	1,500
Other non-current payables	14, 19, 30, 32		34,217	30,783
Defined benefit liabilities, net	17		2,439	1,296
Deferred tax liabilities	28		2,271,587	2,246,030
Long-term provisions	16		36	—
Other non-current liabilities	18		2,171	2,327

Total non-current liabilities			2,311,946	2,281,936

Total liabilities			2,743,150	2,444,767

Equity
Share capital	20		482,403	482,403
Capital surplus	20		1,367,990	1,367,990
Accumulated other comprehensive income (loss)	21		(15,169)	(62,645)
Treasury shares	22		(1,176,317)	(1,550,862)
Retained earnings			47,977,315	47,952,144

Total equity			48,636,222	48,189,030

Total liabilities and equity		~~W~~	51,379,372	50,633,797

The accompanying notes are an integral part of the interim condensed separate financial statements

2

POSCO HOLDINGS INC.

Interim condensed separate statements of comprehensive income for each of the three-month periods ended March 31, 2025 and 2024 (Unaudited)

		For the three-month period ended March 31 (Unaudited)
(in millions of Won, except per share informations)	Notes	2025		20224
Operating revenue	23, 30	~~W~~	664,697	898,738
Operating expenses	24		(90,316)	(85,662)

Operating profit			574,381	813,076

Finance income and costs
Finance income	19, 25		31,716	209,425
Finance costs	19, 25		(4,285)	(41,580)
Other non-operating income and expenses
Other non-operating income	26		916	170
Other non-operating expenses	26		(1,523)	(686)

Profit before income tax			601,205	980,405
Income tax expense	28		(12,447)	(39,066)

Profit			588,758	941,339

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	17		10	(36)
Net changes in fair value of equity investments at fair value through other comprehensive income	6, 21		47,476	(18,721)

Total comprehensive income		~~W~~	636,244	922,582

Earnings per share (in Won)	29
Basic earnings per share (in Won)			7,786	12,406
Diluted earnings per share (in Won)		~~W~~	7,786	10,778

The accompanying notes are an integral part of the interim condensed separate financial statements.

3

POSCO HOLDINGS INC.

Interim condensed separate statements of changes in equity

for each of the three-month periods ended March 31, 2025 and 2024

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Accumulated Other Comprehensive Income (loss)	Treasury shares	Retained earnings	Total
Balance as of January 1, 2024	~~W~~	482,403	1,370,557	30,678	(1,889,658)	47,505,885	47,499,865
Comprehensive income:
Profit for the period		—	—	—	—	941,339	941,339
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(36)	(36)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(36,877)	—	18,156	(18,721)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)

Balance as of March 31, 2024 (Unaudited)	~~W~~	482,403	1,370,557	(6,199)	(1,889,658)	48,275,653	48,232,756

Balance as of January 1, 2025	~~W~~	482,403	1,367,990	(62,645)	(1,550,862)	47,952,144	48,189,030
Comprehensive income:
Profit for the period		—	—	—	—	588,758	588,758
Other comprehensive income
Remeasurements of defined benefit plans, net of tax		—	—	—	—	10	10
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	47,476	—	—	47,476
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)
Retirement of treasury shares		—	—	—	374,545	(374,545)	—

Balance as of March 31, 2025 (Unaudited)	~~W~~	482,403	1,367,990	(15,169)	(1,176,317)	47,977,315	48,636,222

The accompanying notes are an integral part of the interim condensed separate financial statements.

4

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows

for each of the three-month periods ended March 31, 2025 and 2024

(Unaudited)

(in millions of Won)	March 31, 2025 (Unaudited)		March 31, 2024 (Unaudited)
Cash flows from operating activities
Profit for the period	~~W~~	588,758	941,339
Adjustments for :
Expenses related to post-employment benefit		3,283	1,708
Depreciation		4,002	3,406
Amortization		431	399
Impairment loss on other receivables		—	106
Finance income		(31,585)	(208,245)
Dividend income		(618,709)	(850,028)
Finance costs		3,485	41,381
Loss on disposal of property, plant and equipment		687	—
Gain on disposal of intangible assets		—	(54)
Loss on disposal of intangible assets		6	18
Increase (decrease) to provisions		36	(54)
Income tax expense		12,447	39,066
Others		—	(34)
Changes in operating assets and liabilities		(45,241)	(40,877)
Interest received		11,002	18,993
Dividends received		54,910	99,092
Income taxes paid		(6,754)	(8,262)

Net cash provided by (used in) operating activities	~~W~~	(23,242)	37,954

(continued)

5

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows, continued

for each of the three-month periods ended March 31, 2025 and 2024

(Unaudited)

(in millions of Won)	March 31, 2025 (Unaudited)		March 31, 2024 (Unaudited)
Cash flows from investing activities
Decrease in deposit instruments	~~W~~	700,000	1,100,000
Proceeds from disposal of short-term financial instruments		728,328	1,928,280
Proceeds from disposal of equity securities		—	194,230
Proceeds from disposal of other securities		2,469	2,321
Proceeds from disposal of investments in subsidiaries, associates and joint ventures		8,222	—
Increase in deposits		(910,000)	(1,000,000)
Acquisition of short-term financial instruments		(489,226)	(1,727,199)
Increase in long-term loans		—	(106)
Acquisition of other securities		(6,314)	(3,112)
Acquisition of investments in subsidiaries, associates and joint ventures		(619)	(276,766)
Acquisition of investment properties		—	(1,200)
Acquisition of property, plant and equipment		(2,986)	(1,777)
Acquisition of intangible asstes		(262)	(1,386)
Increase in long-term lease security deposits		(466)	(510)

Net cash provided by investing activities	~~W~~	29,146	212,775

Cash flows from financing activities
Increase in long-term financial liabilities		3,278	3,148
Payment of cash dividends		(4)	(6)

Net cash provided by financing activities	~~W~~	3,274	3,142

Effect of exchange rate fluctuation on cash held		—	—
Net increase in cash and cash equivalents		9,178	253,871
Cash and cash equivalents at beginning of the period		409,387	376,914

Cash and cash equivalents at end of the period	~~W~~	418,565	630,785

The accompanying notes are an integral part of the interim condensed separate financial statements.

6

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements

March 31, 2025 and 2024 (Unaudited)

1.Reporting Entity

POSCO HOLDINGS INC. (the “Company”) was established on April 1, 1968, under the Commercial Act of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of March 31, 2025, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Basis of preparation

Statement of compliance

The interim condensed separate financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed separate financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as of December 31, 2024. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company incurred after December 31, 2024. These interim condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with KIFRS 1027 Separate Financial Statements presented by a parent, an investor with joint control of, or significant influence over an investee, in which the investments are accounted for at cost.

7

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

2. Basis of preparation (cont’d)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

8

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

2. Basis of preparation (cont’d)

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except for the items described in KIFRS 1034 Interim Financial Reporting and below, the accounting policies applied by the Company in these interim condensed separate financial statements are the same as those applied to the separate financial statements as of and for the year ended December 31, 2024.

Amendments to KIFRS 1021: Lack of Exchangeability

The amendments to KIFRS 1021 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require the disclosure of information that enables users of its financial statements to understand how the currency that is not exchangeable into the other currency affects, or is expected to affect, the Company’s financial performance, financial position, and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. When applying the amendment, the Company is not required to restate comparative information

The amendments are not expected to have a material impact on the Company’s interim condensed separate financial statements.

9

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current
Trade accounts and notes receivable	~~W~~	612,825	48,349
Unbilled receivables (contract assets)		161,784	130,473
Less: Allowance for doubtful accounts		—	—

	~~W~~	774,609	178,822

5. Other Receivables

Other receivables as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current
Other accounts receivable(*1)	~~W~~	104,509	12,535
Others(*2)		23,937	13,301
Less: Allowance for doubtful accounts(*2)		(4,438)	(4,448)

	~~W~~	124,008	21,388

Non-current
Loans(*2)	~~W~~	246,986	247,569
Long-term other accounts receivable		17,093	14,585
Others		775	309
Less: Allowance for doubtful accounts(*2)		(246,986)	(247,569)

	~~W~~	17,868	14,894

(*1)	The Company includes the amounts to be collected from each domestic subsidiary in accordance with the consolidated tax payment system.
(*2)	The Company assessed the recoverability of other receivables to FQM Australia Pty Ltd, an associate, and recognized an allowance for doubtful accounts for such other receivables from the entity.

10

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current
Deposit instruments		2,470,000	2,260,000
Short-term financial instruments		196,277	426,420

	~~W~~	2,666,277	2,686,420

Non-current
Equity securities		195,876	158,761
Other securities		266,518	263,059
Deposit instruments		2	2

	~~W~~	462,396	421,822

(b)	Equity securities as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025							December 31, 2024
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value

Marketable equity securities
Nippon Steel Corporation(*1)	15,698,500	1.46	~~W~~	—	—	—	—	—
CSN Mineracao S.A.	102,186,675	1.86		206,265	162,334	(43,931)	162,334	125,219

				206,265	162,334	(43,931)	162,334	125,219

Non-marketable equity securities
PLANTEC Co., Ltd.	18,337,912	10.99		19,437	31,560	12,123	31,560	31,560
Intellectual Discovery Co.,Ltd.	200,000	6.00		5,000	1,350	(3,650)	1,350	1,350
Pos-HYUNDAI STEEl	1,055,496	6.00		612	612	—	612	612
S&M Media Co.,Ltd.	2,000	2.67		20	20	—	20	20
XG Sciences	300,000	5.06		2,724	—	(2,724)	—	—

				27,793	33,542	5,749	33,542	33,542

			~~W~~	234,058	195,876	(38,182)	195,876	158,761

(*1)	During the year ended December 31, 2024, the Company decided to dispose of the shares of Nippon Steel Corporation and classified the equity security as assets held for sale (see Note 7).

7. Assets Held for Sale

During the year ended December 31, 2024, the Company determined to sell its long-term investments in Nippon Steel Corporation and classified the equity security of ~~W~~467,796 million as assets held for sale in entirety. For the three-month period ended March 31, 2025, the Company conducted the revaluation of its equity interests and additionally classified ~~W~~24,622 million as assets held for sale.

11

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

8. Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures of as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Investment in subsidiaries	~~W~~	42,779,572	42,787,174
Investment in associates		208,129	208,129
Investment in joint ventures		2,636,662	2,636,662

	~~W~~	45,624,363	45,631,965

There are no significant restrictions on the ability of subsidiaries, associates and joint ventures to transfer funds to the controlling company, such as in the forms of cash dividends and repayment of loans or payment of advances.

(b)	Details of subsidiaries and carrying amounts as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)			March 31, 2025			December 31, 2024
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO	Korea	Steel, rolled products, and plates manufacturing and sales	100.00	~~W~~	29,918,622	29,918,622
POSCO INTERNATIONAL Corporation	Korea	Trading, power generation and natural resources exploration	70.71		3,740,020	3,740,020
POSCO Eco & Challenge Co., Ltd.	Korea	Engineering and construction	52.80		1,014,963	1,014,963
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	100.00		115,931	115,931
POSCO FUTURE M CO.,LTD.	Korea	Refractory and anode/cathode material manufacturing and sales	59.72		1,395,687	1,395,687
POSCO WIDE Co., Ltd.	Korea	Business facility maintenance	100.00		308,843	308,843
POSCO DX	Korea	Computer hardware and software distribution	65.47		70,990	70,990
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Korea	Lithium manufacturing and sales	82.00		314,940	314,940
POSCO LITHIUM SOLUTION	Korea	Lithium hydroxide manufacturing and sales	100.00		287,550	287,550
QSONE Co.,Ltd.	Korea	Real estate rental and facility management	100.00		238,478	238,478
POSCO CNGR Nickel Solution	Korea	Nickel refining	60.00		49,520	49,520
POSCO ZT AIR SOLUTION	Korea	Manufacturing and Sales of High-Purity Rare Gases	75.10		63,481	63,481
Others					438,435	446,037

					37,987,608	37,995,210

[Foreign]
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		646,574	646,574
POSCO Canada Ltd.	Canada	Coal sales	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	58.60		283,792	283,792
POSCO-China Holding Corp.	China	Holding company	100.00		593,816	593,816
POSCO America Corporation	USA	Researching and consulting	99.45		192,136	192,136
POSCO VST CO., LTD.(*6)	Vietnam	Stainless steel manufacturing and sales	95.65		66,060	66,060
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	100.00		117,690	117,690
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	100.00		68,410	68,410
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,469	62,469
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO Argentina S.A.U.	Argentina	Mineral exploration, manufacturing and sales	100.00		1,510,551	1,510,551
Others					242,685	242,685

					4,791,964	4,791,964

				~~W~~	42,779,572	42,787,174

12

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

8. Investments in Subsidiaries, Associates and Joint ventures (cont’d)

(c)	Details of associates and carrying amounts as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)			March 31, 2025			December 31, 2024
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO JK SOLID SOLUTION CO., LTD.	Korea	Material manufacturing for rechargeable battery	40.00	~~W~~	26,025	26,025
Others					12,111	12,111

					38,136	38,136

[Foreign]
9404-5515 Quebec Inc.(*1)	Canada	Investments	12.61		156,194	156,194
Others					13,799	13,799

					169,993	169,993

				~~W~~	208,129	208,129

(*1)

As of March 31, 2025, the entity is classified as an associate since the Company has significant influence over the investee although the Company’s percentage of ownership is less than 20%, considering the structure of the entity’s Board of Directors and others.

(d)	Details of joint ventures and carrying amounts as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)			March 31, 2025			December 31, 2024
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10.00	~~W~~	1,225,464	1,225,464
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	50.00		235,207	235,207
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	25.00		63,866	63,866
PT NICOLE METAL INDUSTRY	Indonesia	Nickel Smelting	49.00		541,471	541,471
Hydrogen Duqm LLC	Oman	Green Hydrogen/Ammonia product business development	44.80		6,452	6,452
Nickel Mining Company SAS(*2)	New Caledonia	Raw material manufacturing and sales	49.00		—	—
SNNC	Korea	STS material manufacturing and sales	49.00		100,631	100,631

				~~W~~	2,636,662	2,636,662

(*1)	As of March 31, 2025 and December 31, 2024, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.
(*2)

As of December 31, 2024, due to continuous operating losses and a deteriorating business environment, the Company assessed that the value in use of our equity interest in Nickel Mining Company SAS is likely to be low. Accordingly, the Company recognized a full impairment loss of ~~W~~189,197 million, which is the difference between carrying amount and recoverable amount.

13

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

9. Investment Property

Changes in the carrying amount of investment property for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

(a)	For the three-month period ended March 31, 2025

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	216,211	—	—	(496)	215,715
Buildings		97,752	—	(1,852)	(498)	95,402
Structures		14,409	—	(205)	(74)	14,130

	~~W~~	328,372	—	(2,057)	(1,068)	325,247

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	193,446	1,200	—	21,565	216,211
Buildings		101,229	—	(7,378)	3,901	97,752
Structures		15,225	—	(824)	8	14,409

	~~W~~	309,900	1,200	(8,202)	25,474	328,372

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

14

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

10. Property, Plant and Equipment

Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

(a)	For the three-month period ended March 31, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	45,151	—	—	—	496	45,647
Buildings		28,447	—	—	(495)	499	28,451
Structures		7,338	—	(63)	(101)	73	7,247
Machinery and equipment		29,821	180	(624)	(1,071)	—	28,306
Vehicles		44	—	—	(4)	—	40
Furniture and fixtures		12,933	—	—	(274)	—	12,659
Construction-in-progress		292,259	339	—	—	—	292,598

	~~W~~	415,993	519	(687)	(1,945)	1,068	414,948

(*1)	Presenting assets transferred to investment property.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	50,197	4	—	—	(5,050)	45,151
Buildings		29,539	4,736	—	(1,927)	(3,901)	28,447
Structures		7,748	1	—	(403)	(8)	7,338
Machinery and equipment		27,549	5,161	(337)	(2,552)	—	29,821
Vehicles		63	—	—	(19)	—	44
Furniture and fixtures		13,485	622	(4)	(1,170)	—	12,933
Construction-in-progress		69,206	239,567	—	—	(16,514)	292,259

	~~W~~	197,787	250,091	(341)	(6,071)	(25,473)	415,993

(*1)	Presenting assets transferred from construction-in-progress to other property, plant and equipment, assets transferred to investment property, and other expenses.

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

As of March 31, 2025 and December 31, 2024, there are no right-of-use assets listed as property, plant and equipment.

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Expenses related to short-term leases	~~W~~	2,892	2,186
Expenses related to leases of low-value assets		1,646	1,449

	~~W~~	4,538	3,635

15

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

11. Intangible Assets

Changes in the carrying amount of intangible assets for the three-month period ended March 31, 2025 and the year ended December 31, 2025 are as follows:

(a)	For the three-month period ended March 31, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	803	—	—	(45)	56	814
Membership(*1)		10,072	—	—	—	—	10,072
Development expense		3,461	—	—	(328)	—	3,133
Construction-in-progress		6,680	261	(6)	—	(56)	6,879
Other intangible assets		445	—	—	(58)	—	387

	~~W~~	21,461	261	(6)	(431)	—	21,285

(*1)	Estimated useful life of membership is indefinite.
(*2)	Presenting assets transferred from construction-in-progress to other intangible assets.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	576	—	(4)	(170)	401	803
Membership(*1)		11,618	—	(1,546)	—	—	10,072
Development expense		2,905	—	—	(1,310)	1,866	3,461
Construction-in-progress		3,565	5,631	(249)	—	(2,267)	6,680
Other intangible assets		677	—	—	(232)	—	445

	~~W~~	19,341	5,631	(1,799)	(1,712)	—	21,461

(*1)	Estimated useful life of membership is indefinite.
(*2)	Presenting assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

16

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

12. Other Assets

Other assets as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current
Advance payments	~~W~~	807	798
Prepaid expenses		801	917

	~~W~~	1,608	1,715

Non-current
Long-term advance payments	~~W~~	7,375	5,325
Long-term prepaid expenses		452	488
Others		8	8

	~~W~~	7,835	5,821

13. Borrowings

(a)	Borrowings as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Short-term borrowings
Exchangeable bonds	~~W~~	40,648	39,053
Long-term borrowings
Long-term borrowings	~~W~~	1,496	1,500

17

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

13. Borrowings (cont’d)

(b) Current portion of debentures as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2025		December 31, 2024
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01.	2026.09.01.	—	~~W~~	40,648	39,053

(*1)	The Company classified the exchangeable bonds as current liabilities in consideration of the investor’s exchange right.

(c) The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount(*1)	EUR 27,100,000

Interest rate	- Coupon rate : -

- Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price(*2) (Won/share)	433,278

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to put option exercised by bondholders, EUR 1,038,800,000 was redeemed out the total face value of exchangeable bonds of EUR 1,065,900,000 during the year ended December 31, 2024.
(*2)	The exchange price has changed due to cash dividends paid during the three-month period ended March 31, 2025.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

18

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

13. Borrowings (cont’d)

(d)	Long-term borrowings and others excluding current portion, as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2025		December 31, 2024
Foreign borrowings	KOREA ENERGY AGENCY	2011.12.27.	2026.12.26.	3 year Government bond	~~W~~	1,496	1,500

14. Other Payables

Other payables as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current
Accounts payable	~~W~~	18,436	32,514
Accrued expenses		16,400	14,826
Dividend payable		192,064	3,016

	~~W~~	226,900	50,356

Non-current
Long-term withholdings		36,388	33,110
Less: Present value discount		(2,171)	(2,327)

	~~W~~	34,217	30,783

15. Other Financial Liabilities

Other financial liabilities as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current
Financial guarantee liabilities	~~W~~	20,192	18,302

19

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

16. Provisions

(a) Provisions as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025			December 31, 2024
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	2,681	—	4,175	—
Provision for restoration(*2)		6,840	36	6,932	—
Others(*3)		35,161	—	35,161	—

	~~W~~	44,682	36	46,268	—

(*1)	Represents the provision for bonuses with the limit of 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung city, the Company recognized present values of estimated costs for recovery as provisions for restoration as of March 31, 2025 and December 31, 2024. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 2.99% to assess present value of these costs.

(*3)

Considering the operational circumstance of the Company’s investments in joint ventures, Nickel Mining Company SAS, the Company recognized ~~W~~35,161 million of the financial guarantee liabilities the Company provided as other provisions.

(b)	Changes in provisions for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

1)	For the three-month period ended March 31, 2025

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	4,175	2,057	(3,551)	2,681
Provision for restoration		6,932	36	(92)	6,876
Others		35,161	—	—	35,161

	~~W~~	46,268	2,093	(3,643)	44,718

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	6,055	9,087	(10,967)	4,175
Provision for restoration		11,562	1,819	(6,449)	6,932
Others		—	35,161	—	35,161

	~~W~~	17,617	46,067	(17,416)	46,268

20

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

17. Employee Benefits

(a)	Defined contribution plans

The expense related to defined contribution retirement plans for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	44	43

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Present value of funded obligations	~~W~~	39,049	39,980
Fair value of plan assets		(36,610)	(38,684)

Net defined benefit liabilities	~~W~~	2,439	1,296

2)

The amounts recognized in relation to net defined benefit plan in the interim condensed separate statements of comprehensive income for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Current service costs	~~W~~	3,312	1,793
Net interest costs		(29)	(85)

	~~W~~	3,283	1,708

18. Other Liabilities

Other liabilities as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Current
Advances received	~~W~~	2,420	3,190
Withholdings		3,127	3,006
Unearned revenue		3,200	2,656

	~~W~~	8,747	8,852

Non-current
Unearned revenue	~~W~~	2,171	2,327

21

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

19. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by levels in the fair value hierarchy as of March 31, 2025 and December 31, 2024 are as follows:

①	March 31, 2025

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	196,277	—	196,277	—	196,277
Other securities		266,518	—	—	266,518	266,518
Fair value through other comprehensive income
Equity securities		195,876	162,334	—	33,542	195,876
Assets held for sale		492,418	492,418	—	—	492,418
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		418,565	—	—	—	—
Trade accounts and notes receivable		612,825	—	—	—	—
Other receivables		136,685	—	—	—	—
Deposit instruments		2,470,002	—	—	—	—

	~~W~~	4,789,166	654,752	196,277	300,060	1,151,089

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	40,648	40,648	—	—	40,648
Financial liabilities measured at amortized cost(*1)
Borrowings		1,496	—	1,496	—	1,496
Financial guarantee liabilities		20,192	—	—	—	—
Others		256,190	—	—	—	—

	~~W~~	318,526	40,648	1,496	—	42,144

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

②	December 31, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	426,420	—	426,420	—	426,420
Other securities		263,059	—	—	263,059	263,059
Fair value through other comprehensive income
Equity securities		158,761	125,219	—	33,542	158,761
Assets held for sale		467,796	467,796	—	—	467,796
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		409,387	—	—	—	—
Trade accounts and notes receivable		48,349	—	—	—	—
Other receivables		28,833	—	—	—	—
Deposit instruments		2,260,002	—	—	—	—

	~~W~~	4,062,607	593,015	426,420	296,601	1,316,036

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	39,053	39,053	—	—	39,053
Financial liabilities measured at amortized cost(*1)
Borrowings		1,500	—	1,500	—	1,500
Financial guarantee liabilities		18,302	—	—	—	—
Others		76,376	—	—	—	—

	~~W~~	135,231	39,053	1,500	—	40,553

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

22

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

19. Financial Instruments (cont’d)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of March 31, 2025. Details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO ASIA COMPANY LIMITED	Credit Agricole	USD	75,000,000	109,988	—	—
	ING	USD	75,000,000	109,988	—	—
	Shinhan	USD	50,000,000	73,325	—	—
POSCO Argentina S.A.U.	BNP	USD	110,000,000	161,315	80,497,347	118,049
	CITI	USD	187,975,000	275,665	158,472,346	232,400
	Credit Agricole	USD	187,975,000	275,665	158,472,346	232,400
	HSBC	USD	187,975,000	275,665	158,472,347	232,400
	JPM	USD	187,975,000	275,665	158,472,347	232,400
	BANK OF AMERICA	USD	50,900,000	74,645	34,232,125	50,201
	KEXIM	USD	167,100,000	245,052	112,377,916	164,802
Joint ventures
NICKEL MINING COMPANY SAS	SMBC	EUR	46,000,000	73,041	46,000,000	73,041

		USD	1,279,900,000	1,876,973	860,996,774	1,262,652
		EUR	46,000,000	73,041	46,000,000	73,041

3)	Finance income and costs by category of financial instrument for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

①	For the three-month period ended March 31, 2025

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	(229)	7,835	(1,097)	—	6,509	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	47,476
Financial assets measured at amortized cost		21,674	274	—	—	—	21,948	—
Financial liabilities at fair value through profit or loss		—	(1,513)	—	(81)	—	(1,594)	—
Financial liabilities measured at amortized cost		(269)	(245)	—	—	1,082	568	—

	~~W~~	21,405	(1,713)	7,835	(1,178)	1,082	27,431	47,476

②	For the three-month period ended March 31, 2024

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	2,870	11,003	26,065	—	39,938	—
Financial assets at fair value through other comprehensive income		—	—	(8,219)	—	—	(8,219)	(18,721)
Financial assets measured at amortized cost		20,456	1,694	—	—	—	22,150	—
Financial liabilities at fair value through profit or loss		—	(29,776)	—	144,001	—	114,225	—
Financial liabilities measured at amortized cost		(291)	(433)	—	—	476	(248)	—

	~~W~~	20,165	(25,645)	2,784	170,066	476	167,846	(18,721)

23

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

20. Share Capital and Capital Surplus

(a) Share capital as of March 31, 2025 and December 31, 2024 is as follows:

(in Won, except share information)	March 31, 2025		December 31, 2024
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1,2)		80,932,952	82,624,377
Share capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2025, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 10,776,164 and such ADRs are equivalent to 2,694,041 shares of common stock.
(*2)

Pursuant to the resolution of the Board of Directors’ meeting on February 19, 2025, the Company decided to retire 1,691,425 shares using distributable profits, and it was completed on March 31, 2025. As a result, as of March 31, 2025, the Company’s total number of issued shares has decreased.

(*3)	As of March 31, 2025, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~77,738 million due to retirement of 15,547,673 treasury stocks.

(b) Capital surplus as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Gain from merger		80,627	80,627
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		16,331	16,331

	~~W~~	1,367,990	1,367,990

24

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

21. Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(15,169)	(62,645)

22. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. Changes in treasury shares for three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

(shares, in millions of Won)	March 31, 2025			December 31, 2024
	Number of shares	Amount		Number of shares	Amount
Beginning	7,003,598	~~W~~	1,550,862	8,695,023	~~W~~	1,889,658
Acquisition of treasury shares	—		—	255,428		92,311
Retirement of teasury shares	(1,691,425)		(374,546)	(1,946,853)		(431,107)

Ending	5,312,173	~~W~~	1,176,316	7,003,598	~~W~~	1,550,862

23. Operating Revenue

(a)	Details of operating revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Types of revenue
Dividend income	~~W~~	618,709	850,028
Others		45,988	48,710

	~~W~~	664,697	898,738

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	618,709	850,030
Revenue recognized over time		45,988	48,708

	~~W~~	664,697	898,738

25

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

23. Operating Revenue (cont’d)

(b)	Details of contract assets and liabilities from contracts with customers as of March 31, 2025 and December 31, 2024 are as follows:

(in millions of Won)	March 31, 2025		December 31, 2024
Receivables
Trade accounts and notes receivable	~~W~~	612,825	48,349
Contract assets
Unbilled receivables		161,784	130,473
Contract liabilities
Advance received		2,420	3,190
Unearned income		5,371	4,983

24. Operating Expenses

Operating expenses for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Wages and salaries	~~W~~	18,920	16,330
Expenses related to post-employment benefits		3,602	1,941
Other employee benefits		4,992	5,041
Travel		1,416	1,349
Taxes and public dues		45	417
Depreciation		2,835	2,807
Amortization		418	377
Rental		1,916	1,376
Repairs		131	209
Advertising		3,799	5,072
Research & development		35,025	32,532
Service fees		13,075	15,178
Supplies		84	208
Vehicles maintenance		614	728
Industry association fee		1,147	99
Training		68	179
Others		2,229	1,819

	~~W~~	90,316	85,662

26

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

25. Finance Income and Costs

Details of finance income and costs for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Finance income
Interest income	~~W~~	21,674	20,456
Gain on foreign currency transactions		130	1,181
Gain on foreign currency translations		721	6,242
Gain on disposal of financial assets at fair value through profit or loss		7,835	11,003
Gain on valuation of financial assets at fair value through profit or loss		272	26,065
Gain on valuation of financial liabilities at fair value through profit or loss		—	144,001
Others		1,084	478

	~~W~~	31,716	209,426

Finance costs
Interest expenses	~~W~~	269	—
Loss on foreign currency transactions		798	197
Loss on foreign currency translations		1,766	32,871
Loss on valuations of financial assets at fair value through profit or loss		1,369	—
Loss on valuation of financial liabilities at fair value through profit or loss		81	—
Loss on disposal of equity securities		—	8,219
Others		2	293

	~~W~~	4,285	41,580

27

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

26. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Other non-operating income
Reversal of other provisions		—	54
Others		916	116

	~~W~~	916	170

Other non-operating expenses
Impairment loss on other accounts receivables	~~W~~	—	106
Loss on disposals of property, plant and equipment		687	—
Donations		500	—
Increase of other provisions		36	—
Others		300	580

	~~W~~	1,523	686

28

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

27. Expenses by Nature

Expenses that are recorded by nature as cost of sales, operating expenses and other non-operating expenses in the statements of comprehensive income for each of the three-month periods ended March 31, 2025 and 2024 are as follows (excluding finance costs and income tax expenses):

(in millions of Won)	March 31, 2025		March 31, 2024
Employee benefits expenses		33,181	27,833
Depreciation(*1)		4,002	3,406
Amortization		431	399
Service fees		14,192	15,660
Rental		4,545	3,967
Advertising		3,799	5,072
Research & development		19,624	19,125
Other expenses		12,065	10,886

	~~W~~	91,839	86,348

(*1)	Including depreciation of investment property.

28. Income Taxes

The effective tax rates of the Company for each of the three-month periods ended March 31, 2025 and 2024 are 2.07% and 3.98%, respectively.

(a)	Income taxes

The Company vertically spun off its steel business at the spin-off date on March 1, 2022. The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the net asset transferred to the newly established company (POSCO). For the transfer gain, the Company simultaneously set provision for accelerated depreciation and recognized deferred tax liabilities.

Deductible temporary differences related to the investment in newly established company (POSCO), which arise from transfer gains under the Corporate Tax Act, were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation.

29

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

28. Income Taxes (cont’d)

(b)	Application of the Consolidated Tax Payment System

From the three-month period ended March 31, 2025, the Company has applied the consolidated tax payment system, under which a controlling company and its domestic subsidiaries, when economically integrated, are treated as a single tax entity for corporate income tax purposes. Under this system, the controlling company, as the consolidated parent entity, is responsible for filing and paying the corporate income tax on behalf of the entire consolidated group. After payment, the parent company collects the corresponding tax amounts from each domestic subsidiary.

The current tax assets and current tax liabilities recognized in relation to the consolidated tax payment system for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

(in millions of Won)	For the three-month period ended March 31, 2025		For the three-month period ended March 31, 2024
Current income tax assets (*1)	~~W~~	27,945	27,940
Current income tax liabilities (*2)		90,035	—

(*1)	Presenting the expected corporate income tax refund during the year ended December 31, 2024.
(*2)	Presenting the amount calculated and recognized by applying the consolidated tax payment system during the three-month period ended March 31, 2025.

(c)	Global minimum top-up tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the Company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Company calculated the Pillar Two income tax expense for the three-month period ended March 31, 2025 as it is subject to global minimum top-up tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. The Company reviewed subsidiaries qualifying as taxpayer, including the Company, and, as a result, did not recognize any income tax expense for the three-month period ended March 31, 2025 as the impact of the global minimum top-up tax on the separate financial statements as of March 31, 2025 would not be significant. Furthermore, the Company applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

30

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

29. Earnings per Share

(a)	Basic earnings per share for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in Won, except share information)	March 31, 2025		March 31, 2024
Profit for the period	~~W~~	588,757,738,253	941,339,021,421
Weighted-average number of common shares outstanding(*1)		75,620,779	75,876,207
Basic earnings per share	~~W~~	7,786	12,406

(*1)	The weighted-average number of common shares outstanding used to calculate basic earnings per share is as follows:

(shares)	March 31, 2025	March 31, 2024
Total number of common shares issued	82,624,377	84,571,230
Weighted-average number of treasury shares	(7,003,598)	(8,695,023)

Weighted-average number of common shares outstanding	75,620,779	75,876,207

The Company has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of March 31, 2025 and December 31, 2024. The diluted earnings per share for the three-month period ended March 31, 2025 is the same as the basic earnings per share due to the anti-dilutive effect.

(b)	Diluted earnings per share for the year ended December 31, 2024 is calculated as follows:

(in Won, except share information)	March 31, 2024
Profit for the period	~~W~~	941,339,021,421
loss from revaluation of and exchange rate on exchangeable bonds		(87,838,993,624)
Diluted profit for the period		853,500,027,797
Adjusted weighted-average number of common shares outstanding(*1)		79,189,781
Diluted earnings per share		10,778

(*1)	The adjusted weighted-average number of common shares outstanding used to calculate diluted earnings(loss) per share is as follows:

(shares)	March 31, 2024
Weighted-average number of common shares outstanding	75,876,207
Weighted-average number of potential common shares	3,313,574

Adjusted weighted-average number of common shares	79,189,781

31

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

30. Related Party Transactions

(a)	Related parties of the Company as of March 31, 2025 are as follows:

Type	Company

Subsidiaries

[Domestic]
POSCO, POSCO Eco & Challenge Co., Ltd., POSCO STEELEON CO., Ltd, POSCO DX, POSCO Research Institute, POSCO WIDE Co., Ltd., POSCO Capital, POSCO FUTURE M CO., LTD.,eNtoB Corporation, POSCO FLOW CO.,LTD., POSCO M-TECH, Busan E&E Co,. Ltd., POSCO INTERNATIONAL Corporation, POSCO Mobility Solution Corporation, POSCO-Pilbara LITHIUM SOLUTION Co., Ltd., POSCO HY Clean Metal Co., Ltd., POSCO LITHIUM SOLUTION, Shinan Green Energy Co.,LTD., eSteel4U, QSONE Co.,Ltd., TANCHEON E&E, POSCO IH, POSCO A&C Co., Ltd, Posco Group University, POSCO GY Solution, POSCO GYR Tech, POSCO GYS Tech, POSCO PR Tech, POSCO PS Tech, POSCO PH Solution, POSCO Humans Co.,Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd.,
Songdo Development PMC (Project Management Company) LLC., NEH Co.,Ltd., POSCO CNGR Nickel Solution, POSCO-GS Eco Materials Co., Ltd, Korea Fuel Cell and others.

[Foreign]

POSCO America Corporation, POSCO AUSTRALIA PTY LTD., POSCO Asia Co., Ltd., POSCO (Zhangjiagang) Stainless Steel Co.,Ltd., POSCO-China Holding Corporation, POSCO JAPAN Co., Ltd., POSCO-VIETNAM Co., Ltd., POSCO MEXICO S.A. DE C.V., PT. KRAKATAU POSCO, YAMATO VINA STEEL JOINTSTOCK COMPANY, POSCO Argentina S.A.U., Senex Holdings PTY LTD, ULTIUM CAM LIMITED PARTNERSHIP and others.

Investments in associates and joint ventures

[Domestic]

POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC, Gale International Korea, LLC, Eco Energy Solution, UITrans LRT Co., Ltd., Pohang Special Welding Co.,Ltd., and others.

[Foreign]

Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO, PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co.,Ltd, South-East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc., AES Mong Duong Power Company Limited, KOREA LNG LTD., Nickel Mining Company SAS and others.

(b)	Material transactions with related companies for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

1)	For the three-month period ended March 31, 2025

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	39,437	332,858	—	—	3,157
POSCO Eco & Challenge Co., Ltd.		2,230	11,037	—	208	—
POSCO STEELEON CO., Ltd		281	—	—	—	—
POSCO DX		521	12,425	—	873	4,740
eNtoB Corporation		—	—	—	—	1,561
POSCO FUTURE M CO., LTD.		1,270	5,809	—	—	20
POSCO INTERNATIONAL Corporation		1,666	192,814	161	—	—
Busan E&E Co,. Ltd.		—	3,618	—	—	—
POSCO America Corporation		—	—	—	—	1,931
Others		1,387	—	1,026	—	4,275

		46,792	558,561	1,187	1,081	15,684

Associates and joint ventures(*2)
Roy Hill Holdings Pty Ltd		—	50,201	—	—	—
Others		220	9,885	59	—	—

		220	60,086	59	—	—

	~~W~~	47,012	618,647	1,246	1,081	15,684

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of March 31, 2025, the Company provided payment guarantees to the related parties (see Note 19).

32

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

30. Related Party Transactions (cont’d)

2)	For the three-month period ended March 31, 2024

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	39,719	589,786	—	191	3,841
POSCO Eco & Challenge Co., Ltd.		2,316	11,037	—	87	42
POSCO STEELEON CO., Ltd		266	—	—	—	9
POSCO DX		394	9,940	—	219	3,944
POSCO Research Institute		—	—	—	30	1,935
POSCO WIDE Co., Ltd		82	—	—	1	1,567
eNtoB Corporation		—	—	—	37	1,707
POSCO FUTURE M CO., LTD.		3,494	11,565	—	—	—
POSCO Mobility Solution Corporation		245	—	—	—	—
POSCO INTERNATIONAL Corporation		1,612	124,396	—	—	12
Busan E&E Co,. Ltd.		—	2,472	—	—	—
POSCO America Corporation		—	—	—	—	1,547
Others		936	1	422	—	2,411

		49,064	749,197	422	565	17,015

Associates and joint ventures(*2)
SNNC		83	—	—	—	—
POSCO-NPS Niobium LLC		—	8,041	—	—	—
Roy Hill Holdings Pty Ltd		—	91,837	—	—	—
Others		49	—	56	—	—

		132	99,878	56	—	—

	~~W~~	49,196	849,075	478	565	17,015

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of March 31, 2024, the Company provided payment guarantees to the related parties (see Note 19).

(c)	The balances of receivables and payables arising from significant transactions between the Company and the related parties as of March 31, 2025 and December 31, 2024 are as follows:

1)	March 31, 2025

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	460,447	95,018	555,465	1,664	40,109	41,773
POSCO Eco & Challenge Co., Ltd.		22,188	—	22,188	144	498	642
POSCO STEELEON CO., Ltd		1,407	—	1,407	—	—	—
POSCO DX		14,376	144	14,520	1,665	1,427	3,092
POSCO FUTURE M CO., LTD.		16,708	—	16,708	—	55	55
POSCO Mobility Solution Corporation		1,002	—	1,002	—	7	7
POSCO INTERNATIONAL Corporation		201,144	—	201,144	—	363	363
POSCO Argentina S.A.U		—	29,242	29,242	—	—	—
Others		4,099	240	4,339	751	2,291	3,042

		721,371	124,644	846,015	4,224	44,750	48,974

Associates and joint ventures
SNNC		827	—	827	—	—	—
Roy Hill Holdings Pty Ltd		50,201	—	50,201	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	248,966	248,966	—	—	—
Others		273	127	400	—	—	—

		51,301	249,093	300,394	—	—	—

	~~W~~	772,672	373,737	1,146,409	4,224	44,750	48,974

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. Meanwhile, the Company has recognized allowance for doubtful accounts for all of other receivables.

33

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

30. Related Party Transactions (cont’d)

2)	December 31, 2024

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	102,071	1,093	103,164	5,854	36,111	41,965
POSCO Eco & Challenge Co., Ltd.		8,921	—	8,921	—	499	499
POSCO STEELEON CO., Ltd		1,126	—	1,126	—	—	—
POSCO DX		1,561	—	1,561	2,667	535	3,202
POSCO FUTURE M CO., LTD.		15,364	—	15,364	—	65	65
POSCO Mobility Solution Corporation		802	—	802	—	6	6
POSCO INTERNATIONAL Corporation		6,664	—	6,664	—	364	364
POSCO Argentina S.A.U		—	26,002	26,002	768	—	768
Others		3,274	231	3,505	7,873	311	8,184

		139,783	27,326	167,109	17,162	37,891	55,053

Associates and joint ventures
SNNC		662	—	662	—	—	—
Roy Hill Holdings Pty Ltd		25,023	—	25,023	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	249,560	249,560	—	—	—
Others		10,665	122	10,787	—	—	—

		36,350	249,682	286,032	—	—	—

	~~W~~	176,133	277,008	453,141	17,162	37,891	55,053

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. Meanwhile, the Company has recognized allowance for doubtful accounts for all of other receivables.

(d)	For each of the three-month periods ended March 31, 2025 and 2024, there were additional investments in subsidiaries and others amounting to ~~W~~619 million and ~~W~~276,766 million, respectively.

(e)	For each of the three-month periods ended March 31, 2025 and 2024, details of compensation to key management officers are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Short-term benefits	~~W~~	6,770	4,915
Retirement benefits		2,361	889

	~~W~~	9,131	5,804

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

34

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

31. Commitments and Contingencies

(a)	Commitments

1)

As of March 31, 2025, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fails. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2025, the ending balance of borrowing amounts to USD 1.02 million.

2)	The Company has deposited 85,083 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of March 31, 2025.

(b)	As of March 31, 2025, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 4 lawsuits for contract payment amounting to ~~W~~500 million as defendant as of March 31, 2025. However, the Company has not recognized any provisions for these litigation cases since the Company does not believe it has a present obligation as of March 31, 2025.

(d)

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

(e)	As of March 31, 2025, the Company has been provided a payment guarantee of ~~W~~8,887 million from Seoul Guarantee Insurance in relation to license guarantees and others.

(f)	As of March 31, 2025, the Company has entered into a credit line agreement with Woori Bank, with a limit of ~~W~~20,000 million.

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POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

March 31, 2025 and 2024 (Unaudited)

32. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the three-month periods ended March 31, 2025 and 2024 are as follows:

(in millions of Won)	March 31, 2025		March 31, 2024
Trade accounts and notes receivable	~~W~~	(31,290)	(31,174)
Other accounts receivable		2,084	13,525
Prepaid expenses		152	(3,951)
Other current assets		(8)	(234)
Other non-current assets		—	(5,248)
Other accounts payable		(13,666)	(7,121)
Accrued expenses		1,573	803
Advances received		(770)	873
Withholdings		122	(1,421)
Unearned revenue		275	1,063
Other current liabilities		(1,586)	(3,949)
Payments of severance benefits		(4,549)	(5,865)
Plan assets		2,422	1,822

	~~W~~	(45,241)	(40,877)

33. Events after the reporting period

(a)

On May 7, 2025, the Company issued senior unsecured foreign bonds (Global Bonds) with a total issuance amount of USD 700 million, consisting of USD 400 million with a five-year maturity and USD 300 million with a ten-year maturity. The coupon rates are 5.125% for the five-year bonds and 5.750% for the ten-year bonds.

(b)

Pursuant to the resolution of the Board of Directors on May 31, 2025, the Company decided to increase capital in its subsidiaries to strengthen their financial soundness. The capital injections are as follows: ~~W~~525.6 billion to POSCO FUTURE M CO., LTD, ~~W~~ 328 billion to POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd., and ~~W~~ 69 billion to POSCO-GS Eco Materials Co., Ltd.

(c)	Pursuant to the resolution of the Board of Directors on May 13, 2025, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividends: ~~W~~189.1 billion).

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